08001320

3/1.7

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bangkok Bank Public Co Ltd

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FILE NO. 82- 04835 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/18/08

082-04835

AR/S
12-31-07

SUPPL

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of Bangkok Bank Public Company Limited and subsidiaries and the separate balance sheets of Bangkok Bank Public Company Limited as at December 31, 2007 and 2006, and the related consolidated and the separate statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated and the separate financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Bangkok Bank Public Company Limited and subsidiaries and of Bangkok Bank Public Company Limited as at December 31, 2007 and 2006 and the results of operations and the cash flows for the years then ended in conformity with generally accepted accounting principles.

Without qualifying our opinion, as discussed in Note 3 to the financial statements, for the year ended December 31, 2007 the Bank changed its accounting policy for investments in subsidiaries and associated companies from the equity method to cost method for the separate financial statements to comply with the Notification of Federation of Accounting Professions, and retroactively restated the separate statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 2006 and the separate balance sheet as at December 31, 2006 for the change in such accounting policy.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
February 26, 2008

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2007 AND 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
ASSETS				
CASH	35,715,065,257	33,114,861,889	35,655,288,356	33,071,895,397
INTERBANK AND MONEY MARKET ITEMS (Note 5.2)				
Domestic items				
Interest bearing	3,897,680,848	6,588,872,936	2,869,238,420	5,800,631,569
Non-interest bearing	8,751,870,341	9,034,939,467	8,705,343,160	9,017,081,741
Foreign items				
Interest bearing	159,287,865,092	134,559,898,801	149,335,319,979	133,463,138,810
Non-interest bearing	5,427,507,030	5,378,490,623	5,133,681,976	5,131,794,260
Total interbank and money market items, net	177,364,923,311	155,562,201,827	166,043,583,535	153,412,646,380
SECURITIES PURCHASED UNDER RESALE AGREEMENTS (Note 5.3)	10,200,000,000	32,000,000,000	10,200,000,000	32,000,000,000
INVESTMENTS (Notes 4.4, 5.4 and 5.23)				
Current investments, net	142,780,939,388	117,691,284,144	141,815,472,451	116,108,295,800
Long-term investments, net	168,898,965,501	173,140,398,045	168,569,191,818	172,861,813,810
Investments in subsidiaries and associated companies, net	320,905,096	220,978,269	5,955,912,155	5,909,765,219
Total investments, net	312,000,809,985	291,052,660,458	316,340,576,424	294,879,874,829
LOANS AND ACCRUED INTEREST RECEIVABLE (Notes 4.5 and 5.5)				
Loans	1,042,074,183,949	962,070,340,884	1,035,390,963,574	958,386,141,011
Accrued interest receivable	3,093,150,919	3,240,467,424	3,071,920,259	3,246,006,130
Total loans and accrued interest receivable	1,045,167,334,868	965,310,808,308	1,038,462,883,833	961,632,147,141
Less Allowance for doubtful accounts (Notes 4.6 and 5.6)	(63,386,788,774)	(67,034,486,914)	(62,916,227,881)	(66,806,255,288)
Less Revaluation allowance for debt restructuring (Notes 4.7 and 5.7)	(4,082,528,019)	(4,666,815,881)	(4,082,528,019)	(4,666,815,881)
Total loans and accrued interest receivable, net	977,698,018,075	893,609,505,513	971,464,127,933	890,159,075,972
PROPERTIES FORECLOSED, NET (Notes 4.8 and 5.8)	40,300,456,745	43,405,669,238	33,785,933,570	36,277,751,741
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	554,290,541	552,115,946	554,290,541	552,115,946

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2007 AND 2006

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	Baht
	2007	2006	2007	2006 (Restated)
ASSETS (CONTINUED)				
PREMISES AND EQUIPMENT, NET (Notes 4.9 and 5.9)	30,189,111,216	31,293,255,939	30,019,778,054	31,120,744,926
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	2,284,399,893	2,167,338,162	2,273,385,801	2,145,054,424
DERIVATIVE REVALUATION	229,172,944	4,424,817,725	229,208,107	4,417,517,745
OTHER ASSETS, NET	6,399,685,088	6,416,096,987	6,211,559,354	6,314,370,437
TOTAL ASSETS	1,592,935,933,055	1,493,598,523,684	1,572,777,731,675	1,484,351,047,797

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2007 AND 2006

				Baht
	CONSOLIDATED FINANCIAL STATEMENTS		**SEPARATE FINANCIAL STATEMENTS**	
	2007	**2006**	**2007**	**2006 (Restated)**
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 5.10)				
Deposits in Baht	1,166,308,888,430	1,124,782,311,738	1,166,671,970,588	1,125,264,921,593
Deposits in foreign currencies	111,062,402,707	103,669,106,877	100,396,402,970	96,468,048,143
Total deposits	1,277,371,291,137	1,228,451,418,615	1,267,068,373,558	1,221,732,969,736
INTERBANK AND MONEY MARKET ITEMS (Note 5.11)				
Domestic items				
Interest bearing	16,562,820,585	12,876,064,463	16,571,671,840	12,913,318,501
Non-interest bearing	3,828,442,247	3,260,504,029	3,859,272,198	2,913,710,619
Foreign items				
Interest bearing	41,010,407,201	30,890,079,394	34,903,574,401	30,716,649,775
Non-interest bearing	2,754,732,919	2,484,590,456	2,772,795,632	2,527,591,066
Total interbank and money market items, net	64,156,402,952	49,511,238,342	58,107,314,071	49,071,269,961
LIABILITIES PAYABLE ON DEMAND	5,703,009,711	6,208,990,314	5,589,614,937	6,179,983,807
BORROWINGS (Note 5.12)				
Short-term borrowings	34,072,317,253	17,359,028,671	33,411,659,928	17,359,028,671
Long-term borrowings	8,643,062,992	9,593,236,823	8,643,062,992	9,593,236,823
Total borrowings	42,715,380,245	26,952,265,494	42,054,722,920	26,952,265,494
BANK'S LIABILITIES UNDER ACCEPTANCES	554,290,541	552,115,946	554,290,541	552,115,946
INTEREST PAYABLE	9,497,535,440	12,382,767,690	9,413,263,337	12,333,868,349
OTHER LIABILITIES	26,301,083,483	20,624,950,916	25,598,524,065	20,792,885,224
TOTAL LIABILITIES	1,426,298,993,509	1,344,683,747,317	1,408,386,103,429	1,337,615,358,517

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2007 AND 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 5.17)				
Registered share capital				
3,998,345,000 ordinary shares of Baht 10 each	39,983,450,000	39,983,450,000	39,983,450,000	39,983,450,000
1,655,000 preferred shares of Baht 10 each	16,550,000	16,550,000	16,550,000	16,550,000
Issued and paid-up share capital				
1,908,842,894 ordinary shares of Baht 10 each	19,088,428,940	19,088,428,940	19,088,428,940	19,088,428,940
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232,013	56,346,232,013	56,346,232,013	56,346,232,013
UNREALIZED INCREMENT PER LAND APPRAISAL (Note 4.9)	10,192,264,052	10,192,264,052	10,192,264,052	10,192,264,052
UNREALIZED INCREMENT PER PREMISES APPRAISAL (Note 4.9)	6,398,380,954	7,300,915,131	6,398,380,954	7,300,915,131
FOREIGN EXCHANGE ADJUSTMENT	(1,938,656,473)	(985,608,563)	(1,492,457,931)	(599,160,311)
UNREALIZED GAINS ON INVESTMENT (Note 4.4)	13,403,432,788	8,897,587,590	13,402,527,821	8,896,238,346
UNREALIZED LOSSES ON INVESTMENT (Note 4.4)	(1,620,858,783)	(1,811,093,580)	(1,619,628,016)	(1,810,525,571)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,399,683	45,399,683	-	-

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT DECEMBER 31, 2007 AND 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
RETAINED EARNINGS				
Appropriated				
Legal reserve (Notes 5.20 and 5.21)	12,000,000,000	11,000,000,000	12,000,000,000	11,000,000,000
Other reserves (Notes 5.20 and 5.21)	36,500,000,000	26,500,000,000	36,500,000,000	26,500,000,000
Unappropriated	15,564,818,998	11,693,726,746	13,575,880,413	9,821,296,680
TOTAL	165,979,442,172	148,267,852,012	164,391,628,246	146,735,689,280
MINORITY INTEREST	657,497,374	646,924,355	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	166,636,939,546	148,914,776,367	164,391,628,246	146,735,689,280
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,592,935,933,055	1,493,598,523,684	1,572,777,731,675	1,484,351,047,797
OFF-BALANCE SHEET ITEMS- CONTINGENCIES (Note 5.22)				
AVALS TO BILLS AND GUARANTEES OF LOANS	5,920,176,377	9,107,912,820	5,920,176,377	9,069,186,629
LIABILITY UNDER UNMATURED IMPORT BILLS	11,501,561,479	10,125,031,157	11,321,402,896	10,011,404,869
LETTERS OF CREDIT	35,765,537,365	30,533,828,784	35,379,011,450	30,172,895,593
OTHER CONTINGENCIES	983,464,483,137	737,937,228,917	979,727,794,418	735,493,250,253

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
INTEREST AND DIVIDEND INCOME				
Interest on loans	58,673,344,278	55,630,791,382	58,366,993,465	55,544,284,843
Interest on interbank and money market items	8,546,086,546	8,037,668,115	8,350,264,479	7,959,156,317
Investments	13,031,637,374	13,465,883,125	13,001,551,329	13,421,591,908
Total interest and dividend income	80,251,068,198	77,134,342,622	79,718,809,273	76,925,033,068
INTEREST EXPENSES				
Interest on deposits	29,295,798,029	28,001,917,562	29,021,707,713	27,833,451,209
Interest on interbank and money market items	1,922,996,194	1,568,335,230	1,832,524,894	1,539,855,495
Interest on short-term borrowings	583,891,080	1,222,724,372	595,477,419	1,240,150,937
Interest on long-term borrowings	1,434,911,691	1,880,639,383	1,434,911,691	1,880,639,383
Total interest expenses	33,237,596,994	32,673,616,547	32,884,621,717	32,494,097,024
NET INTEREST AND DIVIDEND INCOME	47,013,471,204	44,460,726,075	46,834,187,556	44,430,936,044
BAD DEBT AND DOUBTFUL ACCOUNTS (Notes 4.6 and 5.6)	6,065,748,769	12,218,260,689	5,827,556,878	12,165,655,455
LOSS ON DEBT RESTRUCTURING (REVERSAL)	(486,628,742)	(2,270,450,449)	(486,628,742)	(2,270,450,449)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	41,434,351,177	34,512,915,835	41,493,259,420	34,535,731,038
NON-INTEREST INCOME				
Gain on investments, net	601,279,117	4,772,213,584	576,362,289	3,406,152,400
Equity in undistributed net income of associated companies	92,790,855	83,820,551	-	-
Fees and service income				
Acceptances, aval and guarantees	72,393,650	150,452,855	72,393,650	150,452,855
Others	16,621,100,305	15,528,181,450	15,555,975,771	14,511,170,205
Gain on exchange, net	4,019,839,336	3,626,746,485	3,960,687,329	3,575,868,382
Gain on disposal of assets	1,320,872,601	1,524,361,920	1,215,708,459	1,532,091,958
Other income	427,813,081	720,386,543	413,505,991	712,235,847
Total non-interest income	23,156,088,945	26,406,163,388	21,794,633,489	23,887,971,647
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	64,590,440,122	60,919,079,223	63,287,892,909	58,423,702,685

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Baht

		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		2007	2006	2007	2006 (Restated)
NON-INTEREST EXPENSES					
Personnel expenses		12,453,472,268	11,424,061,658	11,904,966,240	10,916,627,549
Premises and equipment expenses		6,476,761,688	6,219,900,075	6,317,111,819	6,076,780,127
Taxes and duties		3,051,840,794	3,034,669,307	2,995,544,951	2,937,077,574
Fees and service expenses		3,834,401,620	3,494,176,364	3,784,429,581	3,452,037,441
Directors' remuneration		96,180,350	65,713,060	86,950,000	58,466,667
Contributions to the Financial Institutions Development Fund		4,716,224,566	4,500,842,202	4,716,224,566	4,500,842,202
Loss on assets transferred to TAMC (Note 5.5.7)		-	2,760,855,645	-	2,760,855,645
Other expenses		5,403,837,502	6,227,651,714	5,263,882,189	5,950,868,176
Total non-interest expenses		36,032,718,788	37,727,870,025	35,069,109,346	36,653,555,381
INCOME BEFORE INCOME TAX		28,557,721,334	23,191,209,198	28,218,783,563	21,770,147,304
INCOME TAX EXPENSES		9,219,801,502	5,216,477,629	9,117,416,056	4,909,984,023
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		19,337,919,832	17,974,731,569	19,101,367,507	16,860,163,281
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		120,043,805	119,976,366	-	-
NET INCOME		19,217,876,027	17,854,755,203	19,101,367,507	16,860,163,281
BASIC EARNINGS PER SHARE (Note 4.20)	**BAHT**	10.07	9.35	10.01	8.83
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	**SHARES**	1,908,842,894	1,908,842,894	1,908,842,894	1,908,842,894

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS											
	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserve	Unappropriated	Minority Interest	Total
Beginning balance as at January 1, 2006	19,088,428,940	56,346,232,013	10,192,264,052	8,266,505,157	1,207,805,754	11,253,104,610	(1,836,056,876)	45,399,683	10,000,000,000	15,000,000,000	9,668,278,028	576,243,428	139,808,204,789
Unrealized increment per premises appraisal	-	-	-	(965,590,026)	-	-	-	-	-	-	-	-	(965,590,026)
Unrealized gains (losses) on investment	-	-	-	-	-	(2,355,517,020)	24,963,296	-	-	-	-	-	(2,330,553,724)
Foreign exchange adjustment	-	-	-	-	(2,193,414,317)	-	-	-	-	-	-	-	(2,193,414,317)
Net gain (loss) not recognised in the statement of income	-	-	-	(965,590,026)	(2,193,414,317)	(2,355,517,020)	24,963,296	-	-	-	-	-	(5,489,558,067)
Net income	-	-	-	-	-	-	-	-	-	-	17,854,755,203	-	17,854,755,203
Appropriation for the previous year													
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(2,386,053,617)	-	(2,386,053,617)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	6,500,000,000	(6,500,000,000)	-	-
Appropriation for the current year													
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(1,908,842,894)	-	(1,908,842,894)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	904,002,299	-	904,002,299
Realized increment of assets appraisal	-	-	-	-	-	-	-	-	-	-	61,587,727	-	61,587,727
Minority interest	-	-	-	-	-	-	-	-	-	-	-	70,680,927	70,680,927
Ending balance as at December 31, 2006	19,088,428,940	56,346,232,013	10,192,264,052	7,300,915,131	(985,608,563)	8,897,587,590	(1,811,093,580)	45,399,683	11,000,000,000	26,500,000,000	11,693,726,746	646,924,355	148,914,776,367
Beginning balance as at January 1, 2007	19,088,428,940	56,346,232,013	10,192,264,052	7,300,915,131	(985,608,563)	8,897,587,590	(1,811,093,580)	45,399,683	11,000,000,000	26,500,000,000	11,693,726,746	646,924,355	148,914,776,367
Unrealized increment per premises appraisal	-	-	-	(902,534,177)	-	-	-	-	-	-	-	-	(902,534,177)
Unrealized gains (losses) on investment	-	-	-	-	-	4,505,845,198	190,234,797	-	-	-	-	-	4,696,079,995
Foreign exchange adjustment	-	-	-	-	(953,047,910)	-	-	-	-	-	-	-	(953,047,910)
Net gain (loss) not recognised in the statement of income	-	-	-	(902,534,177)	(953,047,910)	4,505,845,198	190,234,797	-	-	-	-	-	2,840,497,908
Net income	-	-	-	-	-	-	-	-	-	-	19,217,876,027	-	19,217,876,027
Appropriation for the previous year													
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(1,908,842,894)	-	(1,908,842,894)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-
Appropriation for the current year													
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(3,340,475,065)	-	(3,340,475,065)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	902,534,184	-	902,534,184
Minority interest	-	-	-	-	-	-	-	-	-	-	-	10,573,019	10,573,019
Ending balance as at December 31, 2007	19,088,428,940	56,346,232,013	10,192,264,052	6,398,380,954	(1,938,656,473)	13,403,432,788	(1,620,858,783)	45,399,683	12,000,000,000	36,500,000,000	15,564,818,998	657,497,374	166,636,939,546

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Baht

	SEPARATE FINANCIAL STATEMENTS											
	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Unrealized Gains Resulting from The Sale of Shares of a Subsidiary to The Public in Excess of Book Value	Retained Earnings Appropriated Legal Reserve	Retained Earnings Appropriated Other Reserve	Retained Earnings Unappropriated	Total
Beginning balance as at January 1, 2006 before adjustment	19,088,428,940	56,346,232,013	10,192,264,052	8,266,505,157	1,207,805,754	11,253,104,610	(1,836,056,876)	45,399,683	10,000,000,000	15,000,000,000	9,668,278,028	139,231,961,361
Adjustment for the previous year (Note 3)	-	-	-	-	75,248,609	(3,869,179)	1,512,456	(45,399,683)	-	-	(877,838,144)	(850,345,941)
Beginning balance after adjustment	19,088,428,940	56,346,232,013	10,192,264,052	8,266,505,157	1,283,054,363	11,249,235,431	(1,834,544,420)	-	10,000,000,000	15,000,000,000	8,790,439,884	138,381,615,420
Unrealized increment per premises appraisal	-	-	-	(965,590,026)	-	-	-	-	-	-	-	(965,590,026)
Unrealized gains (losses) on investment	-	-	-	-	-	(2,352,997,085)	24,018,849	-	-	-	-	(2,328,978,236)
Foreign exchange adjustment	-	-	-	-	(1,882,214,674)	-	-	-	-	-	-	(1,882,214,674)
Net gain (loss) not recognised in the statement of income	-	-	-	(965,590,026)	(1,882,214,674)	(2,352,997,085)	24,018,849	-	-	-	-	(5,176,782,936)
Net income	-	-	-	-	-	-	-	-	-	-	16,860,163,281	16,860,163,281
Appropriation for the previous year												
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(2,386,053,617)	(2,386,053,617)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	6,500,000,000	(6,500,000,000)	-
Appropriation for the current year												
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(1,908,842,894)	(1,908,842,894)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	904,002,299	904,002,299
Realized increment of assets appraisal	-	-	-	-	-	-	-	-	-	-	61,587,727	61,587,727
Ending balance as at December 31, 2006	19,088,428,940	56,346,232,013	10,192,264,052	7,300,915,131	(599,160,311)	8,896,238,346	(1,810,525,571)	-	11,000,000,000	26,500,000,000	9,821,296,680	146,735,689,280
Beginning balance as at January 1, 2007 before adjustment	19,088,428,940	56,346,232,013	10,192,264,052	7,300,915,131	(985,608,563)	8,897,587,590	(1,811,093,580)	45,399,683	11,000,000,000	26,500,000,000	11,693,726,746	148,267,852,012
Adjustment for the previous year (Note 3)	-	-	-	-	386,448,252	(1,349,244)	568,009	(45,399,683)	-	-	(1,872,430,066)	(1,532,162,732)
Beginning balance after adjustment	19,088,428,940	56,346,232,013	10,192,264,052	7,300,915,131	(599,160,311)	8,896,238,346	(1,810,525,571)	-	11,000,000,000	26,500,000,000	9,821,296,680	146,735,689,280
Unrealized increment per premises appraisal	-	-	-	(902,534,177)	-	-	-	-	-	-	-	(902,534,177)
Unrealized gains (losses) on investment	-	-	-	-	-	4,506,289,475	190,897,555	-	-	-	-	4,697,187,030
Foreign exchange adjustment	-	-	-	-	(893,297,620)	-	-	-	-	-	-	(893,297,620)
Net gain (loss) not recognised in the statement of income	-	-	-	(902,534,177)	(893,297,620)	4,506,289,475	190,897,555	-	-	-	-	2,901,355,233
Net income	-	-	-	-	-	-	-	-	-	-	19,101,367,507	19,101,367,507
Appropriation for the previous year												
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(1,908,842,894)	(1,908,842,894)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Appropriation for the current year												
Dividends paid (Note 5.21)	-	-	-	-	-	-	-	-	-	-	(3,340,475,065)	(3,340,475,065)
Legal reserve (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Other reserves (Notes 5.20 and 5.21)	-	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Depreciation of building appraisal	-	-	-	-	-	-	-	-	-	-	902,534,185	902,534,185
Ending balance as at December 31, 2007	19,088,428,940	56,346,232,013	10,192,264,052	6,398,380,954	(1,492,457,931)	13,402,527,821	(1,619,628,016)	-	12,000,000,000	36,500,000,000	13,575,880,413	164,391,628,246

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	19,217,876,027	17,854,755,203	19,101,367,507	16,860,163,281
Items to reconcile net income to cash received (paid) from operating activities				
Depreciation and amortization expenses	3,466,800,937	4,072,562,313	3,418,503,549	4,027,871,662
Bad debt and doubtful accounts	6,065,748,769	12,218,260,689	5,827,556,878	12,165,655,455
Loss on debt restructuring (reversal)	(486,628,742)	(2,270,450,449)	(486,628,742)	(2,270,450,449)
Loss (gain) on foreign exchange	1,580,726,758	(921,820,940)	1,575,788,179	(917,638,257)
Amortization of discount on investment in debt securities	(3,109,235,780)	(3,152,434,814)	(3,125,651,709)	(3,193,480,417)
Unrealized loss (gain) on revaluation of trading securities	(47,635,863)	20,516,314	(34,589,212)	9,472,011
Unrealized loss (gain) on transfer of investment	(13,267,656)	(30,027,414)	(6,572,917)	11,150,566
Gain on disposal of securities for investment	(1,988,222,828)	(5,100,211,244)	(1,988,385,505)	(3,764,337,144)
Loss on impairment of investments	1,569,351,237	362,242,947	1,571,180,973	362,242,947
Loss on assets transferred to TAMC	-	2,760,855,645	-	2,760,855,645
Equity in undistributed net income of associated companies	(92,790,855)	(83,820,551)	-	-
Dividend income from associated companies	6,651,990	95,743,080	-	-
Loss on impairment of properties foreclosed	547,592,932	1,914,968,881	519,462,762	1,754,528,131
Gain on disposal of premises and equipment	(14,179,978)	(19,948,636)	(12,770,348)	(18,346,171)
Loss on impairment of other assets	144,073,042	118,186,224	144,073,042	121,436,224
Provision for contingencies expenses	911,586,507	508,539,914	911,586,507	508,539,914
Increase in accrued interest receivable and dividend income	(56,764,894)	(2,512,022,566)	(32,051,676)	(2,518,211,340)
Decrease (increase) in other accrued receivable	(11,181,709)	7,051,288	1,592,369	(1,023,840)
Increase (decrease) in accrued interest payable	(2,885,232,249)	9,471,121,524	(2,920,605,013)	9,469,275,315
Increase in other accrued expenses	2,078,608,529	882,415,534	2,112,895,296	832,902,613
Minority interest in net income of subsidiaries	120,043,805	119,976,366	-	-
Income from operations before changes in operating assets and liabilities	27,003,919,979	36,316,459,308	26,576,751,940	36,200,606,146

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Decrease (increase) in operating assets				
Interbank and money market items	(21,494,220,877)	(24,870,930,973)	(12,331,650,047)	(25,982,989,471)
Securities purchased under resale agreements	21,800,000,000	(26,900,000,000)	21,800,000,000	(26,900,000,000)
Current investments - trading securities	(55,061,576,490)	(33,135,040,528)	(54,883,786,403)	(33,039,355,152)
Loans	(91,614,775,794)	(73,129,924,436)	(88,617,821,885)	(68,562,047,025)
Properties foreclosed	5,104,923,897	6,517,947,592	4,519,659,746	6,637,149,044
Other assets	3,364,012,830	(3,316,974,075)	3,433,044,473	(3,324,561,821)
Increase (decrease) in operating liabilities				
Deposits	48,919,872,522	64,950,253,021	45,335,403,822	65,202,729,779
Interbank and money market items	14,645,164,610	5,184,458,456	9,036,044,110	4,898,683,932
Liabilities payable on demand	(505,980,603)	1,386,052,839	(590,368,870)	1,406,733,931
Short - term borrowings	26,187,067,137	7,862,740,000	25,526,409,812	7,862,740,000
Other liabilities	(1,077,098,043)	(4,713,530,142)	(1,936,671,165)	(6,507,572,981)
Net cash used in operating activities	(22,728,690,832)	(43,848,488,938)	(22,132,984,467)	(42,107,883,618)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(140,762,558,587)	(95,554,487,081)	(140,392,321,674)	(95,108,997,084)
Proceeds from disposal of available-for-sale securities	197,769,123,673	125,270,359,033	197,088,250,596	123,430,700,252
Purchase of held-to-maturity debt securities	(51,454,032,633)	(40,363,039,333)	(43,763,151,579)	(38,909,516,557)
Proceeds from redemption of held-to-maturity debt securities	37,712,283,548	59,644,541,730	29,601,852,329	57,789,931,555
Purchase of general investments	(2,846,164,949)	(1,781,416,737)	(2,846,164,950)	(1,781,416,737)
Proceeds from disposal of general investments	1,829,433,250	1,627,905,066	1,829,433,250	1,627,905,066
Purchase of investments in subsidiaries and associated companies	(141,958,225)	-	(141,958,225)	-
Purchase of premises, equipment and leasehold	(2,185,042,667)	(2,009,470,540)	(2,139,345,785)	(1,979,190,962)
Proceeds from disposal of premises and equipment	18,579,193	186,378,317	14,746,917	183,611,519
Net cash provided by investing activities	39,939,662,603	47,020,770,455	39,251,340,879	45,253,027,052

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006 (Restated)
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for subordinated bonds extinguishment	(9,346,842,032)	-	(9,346,842,032)	-
Increase in borrowings	86,182,687	186,317,574	86,182,687	186,317,574
Dividend paid	(5,249,317,959)	(4,294,896,511)	(5,249,317,959)	(4,294,896,511)
Dividend paid for minority interest	(75,522,793)	(49,295,438)	-	-
Net cash used in financing activities	(14,585,500,097)	(4,157,874,375)	(14,509,977,304)	(4,108,578,937)
Effect on cash due to changes in the exchange rates	(25,268,306)	(121,051,151)	(24,986,149)	(116,838,679)
Net increase (decrease) in cash	2,600,203,368	(1,106,644,009)	2,583,392,959	(1,080,274,182)
Cash as at January 1,	33,114,861,889	34,221,505,898	33,071,895,397	34,152,169,579
Cash as at December 31,	35,715,065,257	33,114,861,889	35,655,288,356	33,071,895,397

Notes to the financial statements form an integral part of these financial statements

1. REGULATORY REQUIREMENTS

The Bank is subject to various capital and regulatory requirements administered by the Bank of Thailand (BOT). Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at December 31, 2007 and 2006, the Bank complied with all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In accordance with the said announcement, the Bank submitted a plan in July 2004 to the Bank of Thailand, for approval by the Ministry of Finance, to sell the shares in Bualuang Finance Company Limited to Asia Credit Public Company Limited which had applied for a full banking license.

Following approval from the Ministry of Finance for Asia Credit Public Company Limited to establish a commercial bank in December 2004, the Bank sold all the shares held in Bualuang Finance Company Limited to Asia Credit Public Company Limited in April 2005. In this regard, the Bank must reduce the shareholding in Asia Credit Public Company Limited according the timeframe set by the Ministry of Finance.

In September 2005, the Bank reduced the shareholding in Asia Credit Public Company Limited such that Company is no longer an associated company and the remaining investment was transferred to investments in available-for-sale securities and general investments portfolio.

In December 2005, Asia Credit Public Company Limited was granted a commercial banking license from the Ministry of Finance and was renamed ACL Bank Public Company Limited.

In November 2006, the Bank exercised the right to convert the preferred shares in ACL Bank Public Company Limited into common shares. The Bank classified the entire investment in the common shares of the company as available-for-sale securities.

In December 2006, the Bank requested for approval to extend the timeframe for the reduction of the shareholding in ACL Bank Public Company Limited, which was due for execution in that month. The timeframe was extended to June 30, 2007. In June 2007, the Bank requested for another approval for further extension of that portion due for execution in that month. The Ministry of Finance did not approve the request and required the Bank to reduce the remaining shareholding by December 2007 in accordance with previous conditions.

In December 2007, the Bank requested for approval to extend the timeframe for the reduction of all the remaining shareholding aforementioned. This is currently under consideration of the Ministry of Finance.

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE SEPARATE FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at December 31, 2007 and 2006, the Bank has a total staff of 20,074 and 19,239, respectively.

2.1 During the year ended December 31, 2007, Thai Accounting Standard (TAS) No.27 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" is revised and announced by the Federation of Accounting Professions and applied for the financial statements of periods beginning on or after January 1, 2007. The revised standard is related to the presentation of balance sheet and statements of income and the disclosure of the notes to the financial statements of banks but has no material impact. In this regard, the consolidated and the separate financial statements for the years ended December 31, 2007 and 2006 are still presented in accordance with the regulations of the Stock Exchange of Thailand (SET) regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544 dated January 22, 2001, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 Accounting standards, announced but not yet effective

The Federation of Accounting Professions has issued the Notifications of Federation of Accounting Professions No. 9/2550 dated May 2, 2007, No. 38/2550 dated September 21, 2007 and No. 62/2550 dated December 7, 2007 regarding the following accounting standards, which have been announced in the Royal Gazette but were not yet in effect in 2007.

TAS 25	(Revised 2007)	Cash Flow Statements
TAS 29	(Revised 2007)	Leases
TAS 31	(Revised 2007)	Inventories
TAS 33	(Revised 2007)	Borrowing Costs
TAS 35	(Revised 2007)	Presentation of Financial Statements
TAS 39	(Revised 2007)	Accounting Policies, Changes in Accounting Estimates and Errors
TAS 41	(Revised 2007)	Interim Financial Reporting
TAS 43	(Revised 2007)	Business Combinations
TAS 49	(Revised 2007)	Construction Contracts
TAS 51		Intangible Assets

These accounting standards will supersede previously issued accounting standards when they become effective.

However, the Bank has considered the impact of the above accounting standards and has determined that they will have no material impact on the financial statements for the year 2008.

2.3 The consolidated financial statements for the years ended December 31, 2007 and 2006, included the accounts of all branches of the Bank and its five subsidiaries based on the audited financial statements of these companies and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The five subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Sinnsuptawee Asset Management Company Limited, BBL Asset Management Company Limited and Bualuang Securities Public Company Limited.

In addition, the consolidated financial statements for the years ended December 31, 2007 and 2006 also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The consolidated financial statements for the years ended December 31, 2007 and 2006 did not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as such company's operation was discontinued and is in the process of dissolving. Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 122.1 million in their December 31, 2005 audited financial statements.

All subsidiaries of the Bank are registered in the Kingdom of Thailand except for BBL (Cayman) Limited which is registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which is registered in Malaysia.

The consolidated financial statements for the years ended December 31, 2007 and 2006 included interest in associated companies' equity which was determined from the unaudited financial statements of these companies except for the Bank's interest in PCC Capital Company Limited and Thai Digital ID Company Limited which was determined from the years ended December 31, 2006 and 2005 audited financial statements.

2.4 The separate financial statements for the years ended December 31, 2007 and 2006, included the accounts of all branches of the Bank. Investment in subsidiaries and associated companies was accounted for using the cost method.

2.5 The statement of cash flows for the year ended December 31, 2006 presented for comparison, had been reclassified to conform to the classifications used in the statement of cash flows for the year ended December 31, 2007 as follows :

- The amortization of discount on investment in debt securities which was previously presented as part of depreciation and amortization expenses, is now presented separately in the consolidated and the separate financial statements amounting to Baht 3,152.4 million and Baht 3,193.5 million, respectively.

3. CHANGES IN ACCOUNTING POLICY FOR INVESTMENT IN SUBSIDIARIES AND ASSOCIATED COMPANIES

In January 2007, the Bank changed its accounting policy for investment in subsidiaries and associated companies in the separate financial statements from the equity method to the cost method in accordance with the Federation of Accounting Professions' notification No. 26/2549 dated October 30, 2006 on TAS No. 44 relating to Consolidated Financial Statements and Accounting for Investments in Subsidiaries. The Bank restated the comparative separate financial statements for the prior periods as if the Bank had always accounted for the investment in subsidiaries and associated companies using the cost method. Therefore, the comparative separate financial statements for the year ended December 31, 2006 have been restated in accordance with the new accounting policy. The effect of this change on the separate balance sheet as at December 31, 2006, the separate statements of income and the separate statement of changes in shareholders' equity for the year ended December 31, 2006 are as follows :

	Million Baht Increase (Decrease)
BALANCE SHEET AS AT DECEMBER 31, 2006 :	
Assets	
Investments in subsidiaries and associated companies, net	(1,532.2)
Shareholders' equity	
Foreign exchange adjustment	386.4
Unrealized gains on investment	(1.4)
Unrealized losses on investment	0.6
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	(45.4)
Retained earnings - Unappropriated	(1,872.4)

	Million Baht Increase (Decrease)
STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2006 :	
Interest and dividend income	156.4
Investments	
Non-interest income	
Equity in undistributed net income of subsidiaries and associated companies	(1,151.0)
Net income	(994.6)
Earning per share (Baht)	(0.52)
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006 :	
Beginning balance as at January 1, 2006	
Foreign exchange adjustment	75.2
Unrealized gains on investment	(3.9)
Unrealized losses on investment	1.5
Unrealized gains resulting from the sale of shares of a subsidiary to the public in excess of book value	(45.4)
Retained earnings - Unappropriated	(877.8)

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 Recognition of interest income

The Bank recognizes interest income from loans on an accrual basis, except for interest which was accrued over 3 months, such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

4.2 Recognition of interest expenses and other expenses

The Bank recognizes interest expenses and other expenses including the contribution to the Financial Institutions Development Fund on an accrual basis.

Costs in issuing share capital are included in non-interest expense.

4.3 Cash

Cash are cash on hand and cash in transit.

4.4 Investments

The Bank's investment portfolios, consisting of debt securities, equity securities and investments in receivables are classified as trading securities, available-for-sale securities, held-to-maturity debt securities, general investment and investment in subsidiaries and associated companies which the Bank presents as current investments, long-term investments, and investments in subsidiaries and associated companies.

Current investments are investments which the Bank intends to hold for one year or less. Current investments include trading securities, available-for-sale securities and debt securities maturing within one year.

Long-term investments are investments which the Bank intends to hold for more than one year. Long-term investments include equity securities that are classified as available-for-sale securities, general investment and debt securities maturing more than one year.

Investment in debt securities or marketable equity securities with readily determinable market values that are acquired with the intent to hold for a short period of time in order to take advantage of anticipated changes in market values are classified as trading securities and carried at fair value. Unrealized gains and losses from changes in fair value are recognized as non-interest income.

Debt securities and investments in receivables for which the Bank has the intent and the ability to hold until maturity are classified as held-to-maturity debt securities and carried at the amortized cost, net of valuation allowances for impairment, if any.

Debt securities, investments in receivables and marketable equity securities with readily determinable market values that are not classified as either held-to-maturity securities, or trading securities or investments in subsidiaries and associated companies are classified as available-for-sale securities and carried at fair value, net of valuation allowances for impairment, if any. The unrealized gains or losses related to available-for-sale securities are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

Non-marketable equity securities and listed securities acquired through debt restructuring with trading restriction are classified as general investment and carried at cost, net of valuation allowances for impairment, if any.

Investments in subsidiaries and associated companies in the separate financial statements are presented at the cost method, net of valuation allowances for impairment (See Note 3). Investments in associated companies in the consolidated financial statements are presented at the equity method, net of valuation allowances for impairment.

The Bank presents its investments transferred to a subsidiary as securities transferred to subsidiary, classified as available-for-sale securities. Cash received from the aforementioned transfer is presented as other liabilities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

The Bank classifies the non-negotiable promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and the rights against the promissory note entitled to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank, as held-to-maturity debt securities.

The Bank recognizes interest income on the aforementioned rights on an accrual basis and concurrently provides reserve for loss sharing from TAMC by the same amount.

Realized gains and losses arising from the sale of debt and equity securities are computed based on the weighted average method and are included in non-interest income.

Interest income on debt securities is recognized on an accrual basis. The amortization of premiums and accretion of discounts use methods that produce a level yield. Dividend is recognized as income on an accrual basis. These are included in interest and dividend income.

Valuation allowances for impairment are established by recognizing an unrealized loss upon impairment of investments in the statement of income as per Bank's assessment.

The fair value calculation of debt instruments

- For debt instruments of government, state enterprise bonds and other domestic debt instruments, the Thai Bond Dealing Center debt instruments bid yield is used in the case where debt instruments are listed in the Thai Bond Dealing Center. For such debt instruments that are not listed in the Thai Bond Dealing Center, the average bid yield from three reliable financial institutions will be used.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

The fair value determination of equity securities

- For marketable equity securities with readily determinable market values, the fair value is determined by the last bid price on The Stock Exchange of Thailand on the last business day of the period. If the last bid price is not available, the last closing price will be used.

- Investment in marketable unit trusts are stated at fair value based on redemption value as at the end of the period.

4.5 Loans

Overdrafts are carried at the drawn amounts including interest. Other loans are carried at the principal amounts. Unearned discounts on bills are eliminated from loans (See Note 5.5).

4.6 Allowance for doubtful accounts

The BOT allows banks to classify loans and set up the allowance for doubtful accounts on an account-by-account basis or on a customer basis. In this respect, the Bank has chosen to classify loans and set up the allowance for doubtful accounts on a customer basis, such that all loans extended to a customer are classified at the lowest quality category of such customer and the allowance for doubtful accounts is determined according to the loan classification. The Bank also performs qualitative reviews of loans and commitments in accordance with the guidelines of the BOT.

As at December 31, 2007 and 2006, the Bank has complied with the guidelines of the BOT in setting up the allowance for doubtful accounts according to the guidelines on worthless or irrecoverable assets or assets with doubtful recoverability value dated December 7, 2006 and

the guidelines on collateral appraisal of financial institutions dated December 21, 2006, which stipulated increased requirements for banks to set up the allowance for loss from non-performing loans in an amount equal to the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the debtor, or the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the disposal of collateral. However, such provision shall not be less than the allowance for doubtful accounts according to loan classification as aforementioned. The BOT has allowed banks to gradually set up the allowance for doubtful accounts under the new guidelines, with the allowance for loans in the judgment stage or in the enforcement stage or loans that are undergoing litigation to be set up by the second half of 2006, the allowance for loans classified as doubtful of loss and doubtful to be set up by the first half of 2007, and the allowance for substandard loans to be set up by the second half of 2007. As at December 31, 2006, the Bank has chosen to comply with the new guidelines that will be effective by the second half of 2007 in full on an accelerated schedule. The Bank still maintains the allowance for doubtful accounts in excess of the BOT's minimum requirement (See Note 5.5.5), taking into consideration the potential additional loss arising in the event of the debtors not being able to meet their obligations under the loan agreements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or the allowance for doubtful accounts for that debtor as of the previous period, whichever is the lower.

4.7 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank recognizes the transferred asset or equity conservatively at the lower of recorded loan amount or asset fair value, the effect of which is not materially different from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense immediately upon restructuring. Subsequently, the Bank recalculates the above mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the discount rate and recognizes the change of the above mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

4.8 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense.

Net realizable value is estimated based on the appraised value together with other factors which can affect the realizable value such as related selling expenses and future discounts expenses.

Gains or losses on disposal of such properties foreclosed are recognized as non-interest income or expense on the date of disposal.

The Bank has complied with the BOT's circular letter regarding the Accounting Treatment for the Sale of Properties Foreclosed dated February 4, 2004 since July 2, 2004. Furthermore, the Bank has also complied with the notification of the BOT regarding Rules and Conditions Relating to Sale of Immovable Properties Previously Used as Premises for the Business of Commercial Banks or as Facilities for its Officers and Employees dated March 23, 2005 and December 18, 2006 since July 1, 2005 and January 1, 2007, respectively.

4.9 Premises, equipment and depreciation

Land is stated at the new appraised value. Premises are stated at the new appraised value net of accumulated depreciation. Equipment is stated at cost net of accumulated depreciation.

The land and premises reappraisal are done by independent professional appraisers according to the guidelines established by the BOT, and the increment resulting from the appraisal is recognized as part of shareholders' equity as unrealized increment per land and premises appraisal. Depreciation of the premises appraisal increase is recognized as an expense in the statement of income and the unrealized increment per premises appraisal is amortized by transferring to retained earnings an amount equal to such depreciation. Land and premises appraisal decrease is charged directly against any prior appraisal increase for the particular asset. The residual appraisal decrease is recognized as an expense in the statement of income.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows :

Premises-reappraised	20 - 30	years
Premises-newly constructed	20	years
Equipment	5	years

Premises and equipment in foreign countries are depreciated at the legal rates applicable in each locality.

4.10 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. All legal expense paid for the prosecution of defaulting debtors is recorded as legal expense in the period in which it was incurred and repayment of such expense by debtors is recorded as other income.

4.11 Leaseholds

Leaseholds are stated at cost less amortization. Amortization charge is calculated by the straight-line method, based on the lease period, which range between 2-30 years. Leaseholds in foreign countries are amortized at the legal rates applicable in each locality.

4.12 Provisions for contingencies

The Bank recognizes provisions in the balance sheet when the Bank has obligations as a result of a past event and where it is probable that there will be an outflow of economic benefits to settle such obligations. The provisions for contingencies, such as the provisions for off-balance sheet contingencies (See Note 5.16), the probable loss arising from the impaired assets transferred to the Thai Asset Management Corporation (See Note 5.5.7), the probable loss on legal indemnity, and other provisions for contingencies, have been recognized in the balance sheet.

The Bank recognizes the provisions for contingencies as other expenses in the statement of income and as other liabilities in the balance sheet.

The Bank reviews the provisions for contingencies on a regular basis, and recognizes the changes in the provisions as increase or decrease in other expenses.

The Bank has recognized the provisions for off-balance sheet contingencies by applying to all off-balance sheet contingencies, the provisioning rate according to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful recoverability value.

4.13 Assets and liabilities in foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies including the balance sheets of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the period. Statements of income of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the month.

Gains and losses on foreign transactions and translation gains and losses are recognized in the statements of income. Foreign exchange translation of the financial statements of overseas branches and foreign subsidiaries are included as a component in shareholders' equity.

4.14 Sales of note receivables

For the sales of bills of exchange and promissory notes, purchased by the Bank, to the public realized gains or losses are computed based on the purchasing cost and are included in non-interest income or expense.

4.15 Derivatives

Forward foreign exchange contracts entered into for trading purposes are marked to market with the resultant gains and losses being included in non-interest income in statements of income in the current period. Gains or losses on such contracts are taken to statements of income in the current period. Contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Interest rate swap and currency swap agreements entered into for trading purposes are valued at their net present value after allowance for future costs and risk exposure. Gains and losses on such agreements are taken to statement of income in the current period. Agreements entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

4.16 Embedded derivative

An embedded derivative is a component of a hybrid or combined instrument that also includes a non-derivative host contract. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to the specified variable. The Bank recognizes, classifies and accounts for the embedded derivative in accordance with the announcement of the Bank of Thailand No. SorNorSor.8/2550 dated November 16, 2007 regarding the Approval for Commercial Banks to Invest in Collateralized Debt Obligations. This announcement will be effective for accounting periods beginning on or after January 1, 2008. However, the Bank has early adopted this regulation for the financial statements in the fourth quarter of 2007. An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following criteria are met, namely that the embedded derivative has economic characteristics and risks that is not closely related to that of the host contract, and which when separated from the host contract would still meet the definition of a derivative, and where the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. An embedded derivative that is separated from the host contract is classified as held for trading and is presented at fair value with changes in fair value recognized in profit and loss. The related host contract is recognized, classified and measured according to the related accounting policy. An embedded derivative in a hybrid instrument which does not meet the aforementioned criteria is accounted for under the host contract.

4.17 Provident fund

On June 27, 1990, the Bank registered the provident fund, which is managed by external fund manager, for its staff in accordance with the Provident Fund Act B.E. 2530 (1987). According to the Funds regulations, every employee is entitled to apply for membership. The participating employees' contribution to the fund is at the rate of 5.0% of salary for executive level and 3.0% or 5.0% of salary for non-executives, while the Bank's contribution is at the rate of 5.0%. The employees are entitled to benefits upon termination of employment status.

The provident fund for overseas branches are established in accordance with each country's legal requirement and any withdrawal is made in compliance therewith.

The Bank records the contribution to the provident fund as personnel expenses in statements of income on an accrual basis.

4.18 Compound financial instruments

The Institute of Certified Accountants and Auditors of Thailand ("ICAAT") issued the Interpretation of Accounting Standard No. 3, on the issue of compound financial instruments by financial institutions. The interpretation requires that in summary.

1) The equity instrument component (preferred shares) is valued at fair value, or by reference to ordinary share's market price at the time of issue, if there is no market value for the preferred shares, and the face value is to be recorded separately from the premium.

2) The balance of the financial instruments, calculated by the net amount received from the issuance of the financial instruments, deducted by the fair value of equity instrument component, is shown as a liability in the balance sheet.

3) The payment for the right under the compound instrument is not recognized as an asset in the balance sheet.

4.19 Income tax

The Bank recorded income tax expense on accrual basis, if any, based on the tax amount estimated.

4.20 Earnings per share

Basic earnings per share are calculated by dividing the net income by the average number of ordinary shares outstanding and issued during the year, weighted according to time and amount paid.

Diluted earnings per share are computed from adjusting the net income attributable to ordinary shares and adjusting the number of ordinary shares by the effect of dilutive potential ordinary shares.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information

5.1.1 Cash paid for interest and income tax for the years ended December 31, 2007 and 2006 are as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS (Million Baht)	
	2007	2006	2007	2006
Interest	36,122.8	23,202.5	35,805.2	23,024.8
Income tax	7,430.2	5,364.7	7,230.8	5,016.6

5.1.2 Significant non-cash items for the years ended December 31, 2007 and 2006 are as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS (Million Baht)	
	2007	2006	2007	2006
Unrealized gains on investment in shareholders' equity increase (decrease)	4,505.8	(2,355.5)	4,506.3	(2,353.0)
Unrealized losses on investment in shareholders' equity decrease	190.2	25.0	190.9	24.0
Investment increased from loan payment/loan sold				
Equity securities	-	263.8	-	263.8
Properties foreclosed increased from loan payment/ inactive assets	2,546.9	5,034.8	2,546.9	5,034.8
Unrealized increment per land and premises appraisal transferred to retained earnings	902.5	965.6	902.5	965.6

5.2 Interbank and money market items (assets)

Interbank and money market items (assets) consisted of the following as at December 31, 2007 and 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2007			2006		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	8,656.7	100.0	8,756.7	8,999.0	4,051.7	13,050.7
Commercial banks	391.9	1,857.6	2,249.5	320.3	791.1	1,111.4
Other banks	6.9	-	6.9	6.9	-	6.9
Finance companies, finance and securities companies, securities companies and credit foncier companies	748.8	174.9	923.7	200.0	63.6	263.6
Other financial institutions	49.4	680.6	730.0	70.2	1,127.3	1,197.5
Total	9,853.7	2,813.1	12,666.8	9,596.4	6,033.7	15,630.1
Add Accrued interest receivables	0.1	9.6	9.7	0.2	10.6	10.8
Less Allowance for doubtful accounts	(4.5)	(22.5)	(27.0)	(0.5)	(16.6)	(17.1)
Total domestic items	9,849.3	2,800.2	12,649.5	9,596.1	6,027.7	15,623.8
Foreign items						
USD	2,501.5	131,414.4	133,915.9	2,565.6	120,292.3	122,857.9
JPY	547.4	4,314.5	4,861.9	786.6	2,455.3	3,241.9
Others	2,596.3	22,139.4	24,735.7	2,408.3	10,547.9	12,956.2
Total	5,645.2	157,868.3	163,513.5	5,760.5	133,295.5	139,056.0
Add Accrued interest receivables	0.0	1,205.4	1,205.4	0.2	886.1	886.3
Less Allowance for doubtful accounts	-	(3.5)	(3.5)	-	(3.9)	(3.9)
Total foreign items	5,645.2	159,070.2	164,715.4	5,760.7	134,177.7	139,938.4
Total domestic and foreign items	15,494.5	161,870.4	177,364.9	15,356.8	140,205.4	155,562.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	2007			2006		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	8,656.7	100.0	8,756.7	8,999.0	4,051.7	13,050.7
Commercial banks	69.4	1,615.0	1,684.4	11.1	539.9	551.0
Other banks	6.9	-	6.9	6.9	-	6.9
Finance companies, finance and securities companies, securities companies and credit foncier companies	415.2	-	415.2	20.0	-	20.0
Other financial institutions	49.4	680.6	730.0	70.2	1,127.3	1,197.5
Total	9,197.6	2,395.6	11,593.2	9,107.2	5,718.9	14,826.1
Add Accrued interest receivables	0.0	8.3	8.3	0.0	8.7	8.7
Less Allowance for doubtful accounts	(4.5)	(22.5)	(27.0)	(0.5)	(16.6)	(17.1)
Total domestic items	9,193.1	2,381.4	11,574.5	9,106.7	5,711.0	14,817.7
Foreign items						
USD	2,501.0	128,523.1	131,024.1	2,565.0	120,472.7	123,037.7
JPY	547.4	4,314.5	4,861.9	786.6	2,455.3	3,241.9
Others	2,303.0	15,089.8	17,392.8	2,162.2	9,272.4	11,434.6
Total	5,351.4	147,927.4	153,278.8	5,513.8	132,200.4	137,714.2
Add Accrued interest receivables	0.0	1,193.8	1,193.8	0.2	884.4	884.6
Less Allowance for doubtful accounts	-	(3.5)	(3.5)	-	(3.9)	(3.9)
Total foreign items	5,351.4	149,117.7	154,469.1	5,514.0	133,080.9	138,594.9
Total domestic and foreign items	14,544.5	151,499.1	166,043.6	14,620.7	138,791.9	153,412.6

5.3 Securities purchased under resale agreements

Securities purchased under resale agreements consisted of the following as at December 31, 2007 and 2006 :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006
Government bonds and Bank of Thailand bonds	10,200.0	32,000.0	10,200.0	32,000.0

5.4 Investments

5.4.1 As at December 31, 2007 and 2006, the Bank classified investments as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006
Trading securities	11,478.3	736.0	11,273.3	584.2
Available-for-sale securities	197,176.7	200,954.4	196,686.3	200,282.1
Held-to-maturity debt securities	91,107.5	76,904.1	90,525.1	75,884.1
General investments	11,917.4	12,237.2	11,900.0	12,219.7
Investments in subsidiaries and associated companies (Note 5.4.2)	320.9	221.0	5,955.9	5,909.7
Total investments, net	312,000.8	291,052.7	316,340.6	294,879.8

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS			
	2007			
	Cost/ Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Fair Value**
Current investments				
Trading securities				
Government and state enterprise securities	9,567.8	26.4	(0.7)	9,593.5
Foreign debt securities	1,884.1	0.9	(0.2)	1,884.8
Total	11,451.9	27.3	(0.9)	11,478.3
Add (less) Revaluation allowance	26.4			-
Total	11,478.3			11,478.3
Available-for-sale securities				
Government and state enterprise securities	78,042.1	239.5	(30.5)	78,251.1
Private enterprise debt securities	2,660.3	26.7	(2.7)	2,684.3
Foreign debt securities	1,613.2	4.8	(1.1)	1,616.9
Domestic marketable equity securities	74.6	0.6	-	75.2
Total	82,390.2	271.6	(34.3)	82,627.5
Add (less) Revaluation allowance	237.3			-
Less Allowance for impairment	-			-
Total	82,627.5			82,627.5
Held-to-maturity debt securities				
Government and state enterprise securities	46,174.2	184.8	(10.6)	46,348.4
Foreign debt securities	2,501.0	3.5	(1.1)	2,503.4
Total	48,675.2	188.3	(11.7)	48,851.8
Less Allowance for impairment	-			-
Total	48,675.2			48,851.8
Total current investments, net	142,781.0			142,957.6

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS			
	2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	85,559.4	1,962.5	(2,143.9)	85,378.0
Private enterprise debt securities	6,301.1	469.7	(480.7)	6,290.1
Foreign debt securities	2,903.2	332.7	(301.2)	2,934.7
Domestic marketable equity securities	10,602.0	6,552.0	(1,962.1)	15,191.9
Foreign marketable equity securities	634.6	1,123.1	-	1,757.7
Securities transferred to subsidiary (Note 4.4)	304.7	2,692.1	-	2,996.8
Total	106,305.0	13,132.1	(4,887.9)	114,549.2
Add (less) Revaluation allowance	11,550.9			-
Less Allowance for impairment	(3,306.7)			-
Total	114,549.2			114,549.2
Held-to-maturity debt securities				
Government and state enterprise securities	40,827.4	155.9	(180.4)	40,802.9
Private enterprise debt securities	700.0	86.9	-	786.9
Foreign debt securities	904.9	8.7	-	913.6
Total	42,432.3	251.5	(180.4)	42,503.4
Less Allowance for impairment	-			-
Total	42,432.3			42,503.4
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,882.7			14,603.3
Foreign non-marketable equity securities	4,622.5			4,612.2
Total regular equity securities	10,505.2			19,215.5
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	26.5			211.6
Non-listed securities	4,171.2			4,967.2
Total	4,197.7			5,178.8
Foreign non-marketable equity securities	168.0			615.2
Total equity securities received through debt restructuring	4,365.7			5,794.0
Total	14,870.9			25,009.5
Add (less) Allowance for *transferred of investments*	(5.3)			-
Less Allowance for impairment	(2,948.2)			-
Total	11,917.4			25,009.5
Total long-term investments, net	168,898.9			182,062.1

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	597.8	0.0	(9.6)	588.2
Domestic marketable equity securities	160.0	-	(12.2)	147.8
Total	757.8	0.0	(21.8)	736.0
Add (less) Revaluation allowance	(21.8)			-
Total	736.0			736.0
Available-for-sale securities				
Government and state enterprise securities	90,670.7	65.2	(172.4)	90,563.5
Private enterprise debt securities	2,140.0	0.1	(18.3)	2,121.8
Foreign debt securities	1,895.0	0.4	(1.5)	1,893.9
Total	94,705.7	65.7	(192.2)	94,579.2
Add (less) Revaluation allowance	(126.5)			-
Less Allowance for impairment	-			-
Total	94,579.2			94,579.2
Held-to-maturity debt securities				
Government and state enterprise securities	20,633.1	20.0	(39.0)	20,614.1
Private enterprise debt securities	294.9	-	(0.8)	294.1
Foreign debt securities	1,448.1	1.4	(0.1)	1,449.4
Total	22,376.1	21.4	(39.9)	22,357.6
Less Allowance for impairment	-			-
Total	22,376.1			22,357.6
Total current investments, net	117,691.3			117,672.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS			
	2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	84,945.4	1,008.5	(2,499.6)	83,454.3
Private enterprise debt securities	6,760.9	171.9	(120.8)	6,812.0
Foreign debt securities	859.5	16.1	(0.3)	875.3
Domestic marketable equity securities	8,675.2	4,428.1	(2,049.8)	11,053.5
Foreign marketable equity securities	680.6	717.2	-	1,397.8
Securities transferred to subsidiary (Note 4.4)	304.7	2,477.6	-	2,782.3
Total	102,226.3	8,819.4	(4,670.5)	106,375.2
Add (less) Revaluation allowance	7,205.8			-
Less Allowance for impairment	(3,056.9)			-
Total	106,375.2			106,375.2
Held-to-maturity debt securities				
Government and state enterprise securities	52,162.1	135.0	(488.1)	51,809.0
Private enterprise debt securities	700.0	71.5	-	771.5
Foreign debt securities	1,416.3	14.5	(0.2)	1,430.6
Investments in receivables	249.6	-	-	249.6
Total	54,528.0	221.0	(488.3)	54,260.7
Less Allowance for impairment	-			-
Total	54,528.0			54,260.7
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,211.9			14,527.8
Foreign non-marketable equity securities	2,507.9			2,756.4
Total regular equity securities	9,719.8			17,284.2
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	29.1			33.0
Non-listed securities	5,223.5			6,298.2
Total	5,252.6			6,331.2
Foreign non-marketable equity securities	179.4			164.6
Total equity securities received through debt restructuring	5,432.0			6,495.8
Total	15,151.8			23,780.0
Add (less) Allowance for transferred of investments	7.0			-
Less Allowance for impairment	(2,921.6)			-
Total	12,237.2			23,780.0
Total long-term investments, net	173,140.4			184,415.9

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	9,560.8	26.4	(0.7)	9,586.5
Foreign debt securities	1,687.0	-	(0.2)	1,686.8
Total	11,247.8	26.4	(0.9)	11,273.3
Add (less) Revaluation allowance	25.5			-
Total	11,273.3			11,273.3
Available-for-sale securities				
Government and state enterprise securities	78,042.1	239.5	(30.5)	78,251.1
Private enterprise debt securities	2,660.3	26.7	(2.7)	2,684.3
Foreign debt securities	1,510.1	4.8	(1.0)	1,513.9
Total	82,212.5	271.0	(34.2)	82,449.3
Add (less) Revaluation allowance	236.8			-
Less Allowance for impairment	-			-
Total	82,449.3			82,449.3
Held-to-maturity debt securities				
Government and state enterprise securities	45,744.5	184.8	(10.6)	45,918.7
Foreign debt securities	2,348.4	3.1	(1.1)	2,350.4
Total	48,092.9	187.9	(11.7)	48,269.1
Less Allowance for impairment	-			-
Total	48,092.9			48,269.1
Total current investments, net	141,815.5			141,991.7

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2007			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	85,559.4	1,962.5	(2,143.9)	85,378.0
Private enterprise debt securities	6,301.1	469.7	(480.7)	6,290.1
Foreign debt securities	2,590.4	332.7	(300.0)	2,623.1
Domestic marketable equity securities	10,602.0	6,552.0	(1,962.1)	15,191.9
Foreign marketable equity securities	634.6	1,122.5	-	1,757.1
Securities transferred to subsidiary (Note 4.4)	304.7	2,692.1	-	2,996.8
Total	105,992.2	13,131.5	(4,886.7)	114,237.0
Add (less) Revaluation allowance	11,551.5			-
Less Allowance for impairment	(3,306.7)			-
Total	114,237.0			114,237.0
Held-to-maturity debt securities				
Government and state enterprise securities	40,827.4	155.9	(180.4)	40,802.9
Private enterprise debt securities	700.0	86.9	-	786.9
Foreign debt securities	904.8	0.3	-	905.1
Total	42,432.2	243.1	(180.4)	42,494.9
Less Allowance for impairment	-			-
Total	42,432.2			42,494.9
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,874.3			14,585.6
Foreign non-marketable equity securities	4,613.5			4,556.2
Total regular equity securities	10,487.8			19,141.8
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	26.5			211.6
Non-listed securities	4,171.2			4,967.2
Total	4,197.7			5,178.8
Foreign non-marketable equity securities	168.0			615.2
Total equity securities received through debt restructuring	4,365.7			5,794.0
Total	14,853.5			24,935.8
Add (less) Allowance for transferred of investments	(5.3)			-
Less Allowance for impairment	(2,948.2)			-
Total	11,900.0			24,935.8
Total long-term investments, net	168,569.2			181,667.7

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	593.8	0.0	(9.6)	584.2
Total	593.8	0.0	(9.6)	584.2
Add (less) Revaluation allowance	(9.6)			-
Total	584.2			584.2
Available-for-sale securities				
Government and state enterprise securities	90,670.7	65.2	(172.4)	90,563.5
Private enterprise debt securities	2,140.0	0.1	(18.3)	2,121.8
Foreign debt securities	1,330.1	0.2	(1.1)	1,329.2
Total	94,140.8	65.5	(191.8)	94,014.5
Add (less) Revaluation allowance	(126.3)			-
Less Allowance for impairment	-			-
Total	94,014.5			94,014.5
Held-to-maturity debt securities				
Government and state enterprise securities	20,453.3	20.0	(39.0)	20,434.3
Private enterprise debt securities	294.9	-	(0.8)	294.1
Foreign debt securities	761.4	0.2	-	761.6
Total	21,509.6	20.2	(39.8)	21,490.0
Less Allowance for impairment	-			-
Total	21,509.6			21,490.0
Total current investments, net	116,108.3			116,088.7

Million Baht

	SEPARATE FINANCIAL STATEMENTS			
	2006			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	84,945.4	1,008.5	(2,499.6)	83,454.3
Private enterprise debt securities	6,760.9	171.9	(120.8)	6,812.0
Foreign debt securities	752.9	16.1	(0.2)	768.8
Domestic marketable equity securities	8,675.2	4,428.1	(2,049.8)	11,053.5
Foreign marketable equity securities	680.6	716.1	-	1,396.7
Securities transferred to subsidiary (Note 4.4)	304.7	2,477.6	-	2,782.3
Total	102,119.7	8,818.3	(4,670.4)	106,267.6
Add (less) Revaluation allowance	7,204.8			-
Less Allowance for impairment	(3,056.9)			-
Total	106,267.6			106,267.6
Held-to-maturity debt securities				
Government and state enterprise securities	52,162.1	135.0	(488.1)	51,809.0
Private enterprise debt securities	700.0	71.5	-	771.5
Foreign debt securities	1,262.8	5.1	-	1,267.9
Investments in receivables	249.6	-	-	249.6
Total	54,374.5	211.6	(488.1)	54,098.0
Less Allowance for impairment	-			-
Total	54,374.5			54,098.0
General investments				
Regular equity securities				
Domestic non-marketable equity securities	7,203.4			14,513.5
Foreign non-marketable equity securities	2,498.9			2,706.7
Total regular equity securities	9,702.3			17,220.2
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	29.1			33.0
Non-listed securities	5,223.5			6,298.2
Total	5,252.6			6,331.2
Foreign non-marketable equity securities	179.4			164.6
Total equity securities received through debt restructuring	5,432.0			6,495.8
Total	15,134.3			23,716.0
Add (less) Allowance for transferred of investments	7.0			-
Less Allowance for impairment	(2,921.6)			-
Total	12,219.7			23,716.0
Total long-term investments, net	172,861.8			184,081.6

Investments classified in accordance with the notification of the BOT as at December 31, 2007 and 2006 are presented in Note 5.5.8.

Investments in certain companies where there is a shareholding of 20% or more from debt restructuring are accounted for by the cost method and are classified as general investments. As at December 31, 2007, such item consisted of the investment in Thai Precision Manufacturing Co., Ltd. because the company has discontinued operations and is in the process of dissolution. And as at December 31, 2006, such items consisted of the investments in UB-Haworth (Thailand) Co., Ltd. and Tre-atthaboon Industry Co., Ltd. because the Bank has no significant influence over the companies as they are under rehabilitation plans, and the investment in Thai Precision Manufacturing Co., Ltd. because the company has discontinued operations and is in the process of dissolution.

The Bank has investments in associated companies from debt restructuring for which the shareholding in excess of the legal limit has been approved by the BOT. According to the notification of the Federation of Accounting Professions No. 27/2550 regarding the Waiver for Adoption of the TAS No. 44 and No. 45 dated August 15, 2007, the Bank is waived from applying the equity method for such investments and has therefore accounted for them by using the cost method. As at December 31, 2007, this consisted of the investments in Tri Eagles Co., Ltd., TPT Petrochemical PCL., Sammitr Motors Manufacturing Co., Ltd., Quality Inn Co., Ltd., UMC Metals Co., Ltd. and CBNP (Thailand) Co., Ltd. And as at December 31, 2006, this consisted of the investments in Tri Eagles Co., Ltd., TPT Petrochemical PCL., Sammitr Motors Manufacturing Co., Ltd., Kamolkij Co., Ltd., Quality Inn Co., Ltd., Better Rice Co., Ltd., UMC Metals Co., Ltd. and CBNP (Thailand) Co., Ltd. (See Note 5.4.3)

As at December 31, 2007 and 2006, the Bank had investments in 29 companies and 31 companies, amounting to cost value of Baht 372.8 million and Baht 389.9 million, respectively, which are companies whose prospects as a going concern are uncertain or are unlisted companies but whose financial positions and operations would fall under the SET delisting criteria. The Bank had set aside allowance for impairment of these investments amounting to Baht 372.1 million and Baht 389.2 million, respectively. These companies had a net book value totaling Baht 0.7 million and Baht 0.7 million, respectively.

As at December 31, 2007 and 2006, the Bank had investments in 8 listed companies and 8 listed companies, respectively, that are under the SET delisting criteria, amounting to Baht 137.6 million and Baht 91.9 million, respectively, with the fair value of Baht 16.5 million and Baht 16.5 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 121.1 million and Baht 75.4 million, respectively.

For the years ended December 31, 2007 and 2006, the Bank has set aside allowances for impairment of investments amounting to Baht 1,571.2 million and Baht 362.2 million, respectively.

As at December 31, 2007 and 2006, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the

non-negotiable promissory notes from TAMC, amounting to Baht 15,274.6 million and Baht 16,432.3 million, respectively (See Note 5.5.7).

On December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323.0 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

In 2006, the subsidiary has partially disposed the investment and recognized gain on sale of investment amounting to Baht 1,334.7 million. The Bank recorded such transaction by reducing other liabilities by Baht 1,732.0 million, and recognized gain on sale of investment amounting to Baht 1,340.9 million.

The contractual maturity of the Bank's investments in debt securities classified as available-for-sale securities and held-to-maturity debt securities as at December 31, 2007 and 2006 are presented below. Expected maturities may differ from contractual maturities due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

MATURITY SCHEDULE OF DEBT SECURITIES

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS			
	2007			
	MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	78,042.1	70,361.2	15,198.2	163,601.5
Private enterprise debt securities	2,660.3	3,157.8	3,143.3	8,961.4
Foreign debt securities	1,613.2	1,063.8	1,839.4	4,516.4
Total	82,315.6	74,582.8	20,180.9	177,079.3
Add (less) Revaluation allowance	236.7	1,373.2	1,337.7	2,947.6
Less Allowance for impairment	-	(1,397.3)	(1,474.5)	(2,871.8)
Total	82,552.3	74,558.7	20,044.1	177,155.1
Held-to-maturity debt securities				
Government and state enterprise securities	46,174.2	39,945.6	881.8	87,001.6
Private enterprise debt securities	-	-	700.0	700.0
Foreign debt securities	2,501.0	877.4	27.5	3,405.9
Total	48,675.2	40,823.0	1,609.3	91,107.5
Less Allowance for impairment	-	-	-	-
Total	48,675.2	40,823.0	1,609.3	91,107.5
Total debt securities	131,227.5	115,381.7	21,653.4	268,262.6

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2006 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	90,670.7	78,639.4	6,306.0	175,616.1
Private enterprise debt securities	2,140.0	5,765.5	995.4	8,900.9
Foreign debt securities	1,895.0	742.3	117.2	2,754.5
Total	94,705.7	85,147.2	7,418.6	187,271.5
Add (less) Revaluation allowance	(126.5)	992.7	154.9	1,021.1
Less Allowance for impairment	-	(2,254.2)	(317.6)	(2,571.8)
Total	94,579.2	83,885.7	7,255.9	185,720.8
Held-to-maturity debt securities				
Government and state enterprise securities	20,633.1	49,463.4	2,698.7	72,795.2
Private enterprise debt securities	294.9	-	700.0	994.9
Foreign debt securities	1,448.1	1,382.5	33.8	2,864.4
Total	22,376.1	50,845.9	3,432.5	76,654.5
Less Allowance for impairment	-	-	-	-
Total	22,376.1	50,845.9	3,432.5	76,654.5
Total debt securities	116,955.3	134,731.6	10,688.4	262,375.3

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2007 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	78,042.1	70,361.2	15,198.2	163,601.5
Private enterprise debt securities	2,660.3	3,157.8	3,143.3	8,961.4
Foreign debt securities	1,510.1	751.0	1,839.4	4,100.5
Total	82,212.5	74,270.0	20,180.9	176,663.4
Add (less) Revaluation allowance	236.8	1,374.4	1,337.7	2,948.9
Less Allowance for impairment	-	(1,397.3)	(1,474.5)	(2,871.8)
Total	82,449.3	74,247.1	20,044.1	176,740.5
Held-to-maturity debt securities				
Government and state enterprise securities	45,744.5	39,945.6	881.8	86,571.9
Private enterprise debt securities	-	-	700.0	700.0
Foreign debt securities	2,348.4	877.4	27.4	3,253.2
Total	48,092.9	40,823.0	1,609.2	90,525.1
Less Allowance for impairment	-	-	-	-
Total	48,092.9	40,823.0	1,609.2	90,525.1
Total debt securities	130,542.2	115,070.1	21,653.3	267,265.6

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2006 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	90,670.7	78,639.4	6,306.0	175,616.1
Private enterprise debt securities	2,140.0	5,765.5	995.4	8,900.9
Foreign debt securities	1,330.1	635.7	117.2	2,083.0
Total	94,140.8	85,040.6	7,418.6	186,600.0
Add (less) Revaluation allowance	(126.3)	992.8	154.9	1,021.4
Less Allowance for impairment	-	(2,254.2)	(317.6)	(2,571.8)
Total	94,014.5	83,779.2	7,255.9	185,049.6
Held-to-maturity debt securities				
Government and state enterprise securities	20,453.3	49,463.4	2,698.7	72,615.4
Private enterprise debt securities	294.9	-	700.0	994.9
Foreign debt securities	761.4	1,229.1	33.7	2,024.2
Total	21,509.6	50,692.5	3,432.4	75,634.5
Less Allowance for impairment	-	-	-	-
Total	21,509.6	50,692.5	3,432.4	75,634.5
Total debt securities	115,524.1	134,471.7	10,688.3	260,684.1

5.4.2 As at December 31, 2007 and 2006, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2007

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend* Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	97.8	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	153.6	5.1
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	15.7	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	50.4	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	3.4	-
Total					86.6	320.9	
Less Allowance for impairment					(71.7)	-	
Investments in associated companies, net					14.9	320.9	

* Dividend received for the year ended December 31, 2007.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2006

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend* Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	62.6	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	110.1	94.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	47.8	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	0.5	-
Total					72.9	221.0	
Less Allowance for impairment					(69.8)	-	
Investments in associated companies, net					3.1	221.0	

* Dividend received for the year ended December 31, 2006

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend* Received
			SEPARATE FINANCIAL STATEMENTS 2007			
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	77.34%	183.1	37.9
Bualuang Securities PCL.	Securities	Ordinary share	360.0	56.34%	571.4	81.1
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	5.1
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-
National ITMX Co., Ltd.	Service	Ordinary share	50.0	27.44%	13.7	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Total					6,123.3	
Less Allowance for impairment					(167.4)	
Investments in subsidiaries and associated companies, net					5,955.9	

* Dividend received for the year ended December 31, 2007

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

SEPARATE FINANCIAL STATEMENTS

2006

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend* Received
Subsidiaries						
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	55.85%	53.0	10.0
Bualuang Securities PCL.	Securities	Ordinary share	360.0	56.34%	571.4	50.7
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.95%	-	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.82%	3.0	94.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.86%	45.8	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	45.33%	0.0	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.80%	24.1	-
PCC Capital Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	50.0	30.82%	-	-
Total					5,979.5	
Less Allowance for impairment					(69.8)	
Investments in subsidiaries and associated companies, net					5,909.7	

* Dividend received for the year ended December 31, 2006

** Being associated companies of the Bank through indirect holdings of other associated companies.

The consolidated financial statements for the years ended December 31, 2007 and 2006 included interests in the equity of associated companies. The summarized financial information of these companies are as follows :

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS 2007 Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss	2006 Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	4,041.8	3,664.8	-	3,320.9	3,018.5	-
Processing Center Co., Ltd.	633.9	135.5	-	441.6	84.3	-
WTA (Thailand) Co., Ltd.	0.0	0.0	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	332.5	539.5	(97.0)	328.6	479.2	(70.6)
Thai Polymer Textile Co., Ltd.	957.5	2,671.9	(777.1)	901.9	2,410.0	(683.6)
Thai Taffeta Textile Co., Ltd.	440.5	594.5	(64.4)	463.3	584.4	(50.6)
National ITMX Co., Ltd.	379.8	322.6	-	-	-	-
PCC Capital Co., Ltd.*	274.4	4.0	-	206.6	1.5	-
Thai Digital ID Co., Ltd.*	64.7	3.6	-	55.9	4.3	-

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2007 Revenue	Profit (Loss)	Unrecognized Share of Loss	2006 Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	1,063.8	80.6	-	1,055.5	72.1	-
Processing Center Co., Ltd.	464.3	157.5	-	366.3	82.1	-
WTA (Thailand) Co., Ltd.	0.0	(0.0)	-	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	292.5	(56.4)	(26.4)	388.3	(13.4)	(6.3)
Thai Polymer Textile Co., Ltd.	262.7	(206.2)	(93.5)	474.8	(235.3)	(106.7)
Thai Taffeta Textile Co., Ltd.	247.9	(32.9)	(13.8)	336.7	(9.1)	(3.8)
National ITMX Co., Ltd.	90.0	(18.4)	-	-	-	-
PCC Capital Co., Ltd.**	24.3	8.4	-	141.8	131.5	-
Thai Digital ID Co., Ltd.**	20.5	9.5	-	19.1	6.6	-

* The consolidated financial statements as at December 31, 2007 and 2006 determined from associated companies' financial information as at December 31, 2006 and 2005, respectively.

** The consolidated financial statements for the years ended December 31, 2007 and 2006 determined from associated companies' financial information for the years ended December 31, 2006 and 2005, respectively.

5.4.3 As at December 31, 2007 and 2006, the Bank had investments in associated companies from debt restructuring for which the BOT had approved the shareholding in excess of the legal limit. Such investments are accounted for by the cost method, net of valuation allowance for impairment, in total amounting to Baht 3,056.7 million. Details and financial information of such investments are as follows (See Note 5.4.1) :

Million Baht

Company	Type of Business	Type of Shares	Paid-up Share Capital*	Direct and Indirect Share Holding	Total Assets*	Total Liabilities*
		CONSOLIDATED FINANCIAL STATEMENTS 2007				
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	29.0	43.97%	33.0	0.1
TPT Petrochemical PCL.	Manufacturing	Ordinary share	4,925.0	31.10%	15,631.4	8,061.8
Sammitr Motors Manufacturing Co., Ltd.	Manufacturing	Ordinary share	462.5	29.99%	3,736.9	3,074.0
Quality Inn Co., Ltd.	Service	Ordinary share	200.0	30.61%	7,296.4	5,787.3
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	1,450.0	29.78%	2,631.8	1,640.5
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	0.1	20.80%	1,148.2	5,315.3

Million Baht

Company	Type of Business	Type of Shares	Paid-up Share Capital	Direct and Indirect Share Holding	Total Assets	Total Liabilities
		CONSOLIDATED FINANCIAL STATEMENTS 2006				
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	29.0	43.97%	33.0	0.1
TPT Petrochemical PCL.	Manufacturing	Ordinary share	4,925.0	31.10%	15,631.4	8,061.8
Sammitr Motors Manufacturing Co., Ltd.	Manufacturing	Ordinary share	462.5	30.00%	3,444.6	2,795.0
Kamolkij Co., Ltd.	Commercial	Ordinary share	391.0	49.62%	1,412.0	1,009.9
Quality Inn Co., Ltd.	Service	Ordinary share	200.0	35.61%	7,296.4	5,787.3
Better Rice Co., Ltd.	Commercial	Ordinary share	38.8	30.97%	58.0	71.6
UMC Metals Co., Ltd.	Manufacturing	Ordinary share	1,450.0	29.78%	2,631.8	1,640.5
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	0.1	20.80%	1,148.2	5,315.3

* The consolidated financial statements as at December 31, 2007 determined from companies' financial information as at December 31, 2006 except for Sammitr Motors Manufacturing Co., Ltd., determined from financial information as at June 30, 2007.

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,* 2007 Revenue	Profit (Loss)	Unrecognized Share of Loss	2006 Revenue	Profit (Loss)	Unrecognized Share of Loss
Tri Eagles Co., Ltd.	1.9	0.9	-	1.8	1.0	-
TPT Petrochemical PCL.	15,280.2	(1,185.5)	-	15,054.2	133.8	-
Sammitr Motors Manufacturing Co., Ltd.	1,568.6	40.0	-	1,542.2	66.5	-
Kamolkij Co., Ltd.	-	-	-	4,310.7	(684.9)	-
Quality Inn Co., Ltd.	1,444.9	221.9	-	1,445.0	277.7	-
Better Rice Co., Ltd.	-	-	-	186.4	(57.6)	(1.4)
UMC Metals Co., Ltd.	5,322.0	302.0	-	5,009.2	15.7	-
CBNP (Thailand) Co., Ltd.	81.1	(577.8)	(120.2)	73.3	(525.8)	(109.4)

In addition, if the Bank had applied the equity method to the aforementioned investments, the consolidated balance sheets as at December 31, 2007 and 2006, the consolidated statements of income and the consolidated statements of changes in shareholders' equity for the years ended December 31, 2007 and 2006, would have been impacted as follows :

Million Baht

	Increase (Decrease) 2007	2006
CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31,		
Assets		
Investments in subsidiaries and associated companies, net	281.2	476.8
Shareholders' equity		
Foreign exchange adjustment	(26.4)	(31.5)
Unrealized increment per assets appraisal	3,206.1	3,218.6
Unrealized gains on investment	-	0.7
Retained earnings - Unappropriated	(2,898.5)	(2,711.0)
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31,		
Interest and dividend income		
Investments	-	(38.3)
Non-interest income		
Gain on investments, net	(199.7)	-
Equity in undistributed net income of associated companies	12.2	(180.3)
Net income	(187.5)	(218.6)
Earnings per share (Baht)	(0.10)	(0.11)

* The consolidated financial statements for the years ended December 31, 2007 and 2006 determined from companies' financial information for the years ended December 31, 2006 and 2005, respectively, except for Sammitr Motors Manufacturing Co., Ltd., determined from financial information for the half years ended June 30, 2007 and 2006, respectively.

	Million Baht	
	Increase (Decrease)	
	2007	2006
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31,		
Beginning balance as at January 1,		
Foreign exchange adjustment	(31.5)	(35.4)
Unrealized increment per assets appraisal	3,218.6	3,572.3
Unrealized gains on investment	0.7	0.4
Retained earnings - Unappropriated	(2,711.0)	(2,492.4)

5.4.4 As at December 31, 2007 and 2006, the Bank had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006
Agriculture and mining	-	-	-	-
Manufacturing and commercial	2,355.3	3,445.2	2,355.3	3,445.2
Real estate and construction	200.8	550.3	200.8	550.3
Utilities and services	18.2	16.4	18.2	16.4
Others	2,397.9	2,456.5	2,397.9	2,456.5
Total	4,972.2	6,468.4	4,972.2	6,468.4

5.4.5 Gains and losses related to investments included in statement of income for the years ended December 31, 2007 and 2006 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS			
	2007		2006	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	186.7	(65.2)	47.1	(21.9)
Gains (losses) on sales of available-for-sale securities	635.8	(114.5)	4,642.6	(393.1)
Gains (losses) on sales of general investments	1,364.3	-	545.6	(0.0)
Unrealized gains (losses) on revaluation of trading securities	47.6	-	5.6	(26.6)
Losses on impairment of investments	-	(1,569.4)	-	(362.2)
Gains on debt redemption of available-for-sale securities	0.0	-	0.3	-
Gains (losses) on capital recovery from equity securities of general investments	17.1	(0.1)	309.7	(4.9)
Gain on capital recovery from equity securities of available-for-sale securities	85.7	-	-	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	62.2	(55.6)	14.6	(25.9)
Unrealized gains on transfer of debt securities trading to held-to-maturity debt securities	-	-	0.1	-
Unrealized gains on transfer of investment in receivable on held-to-maturity to loans	-	-	41.2	-
Unrealized gains (losses) on transfer of equity securities trading to available-for-sale securities	7.5	(0.8)	-	-

Million Baht

	SEPARATE FINANCIAL STATEMENTS			
	2007		2006	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	181.2	(63.2)	43.3	(18.6)
Gains (losses) on sales of available-for-sale securities	635.4	(114.0)	3,306.7	(393.1)
Gains (losses) on sales of general investments	1,364.3	-	545.6	(0.0)
Unrealized gains (losses) on revaluation of trading securities	34.6	-	5.6	(15.1)
Losses on impairment of investments	-	(1,571.2)	-	(362.2)
Gains on debt redemption of available-for-sale securities	0.0	-	0.3	-
Gains (losses) on capital recovery from equity securities of general investments	17.1	(0.1)	309.7	(4.9)
Gain on capital recovery from equity securities of available-for-sale securities	85.7	-	-	-
Unrealized gains (losses) on transfer of debt securities trading to available-for-sale securities	62.2	(55.6)	14.6	(25.9)
Unrealized gains on transfer of debt securities trading to held-to-maturity debt securities	-	-	0.1	-

5.5 Loans and accrued interest receivable

As at December 31, 2007 and 2006, the Bank had impaired loans amounting to Baht 81,671.0 million and Baht 89,120.3 million, respectively.

5.5.1 Classified by product type as at December 31, 2007 and 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006
Overdrafts	106,245.5	107,265.9	105,230.8	106,250.4
Loans	687,837.2	619,864.2	681,713.3	615,883.1
Bills	247,737.6	234,494.6	248,193.0	235,807.1
Others	253.9	445.6	253.9	445.6
Total	1,042,074.2	962,070.3	1,035,391.0	958,386.2
Add Accrued interest receivable	3,093.1	3,240.5	3,071.9	3,246.0
Less Allowance for doubtful accounts	(63,386.8)	(67,034.5)	(62,916.2)	(66,806.3)
Revaluation allowance				
for debt restructuring	(4,082.5)	(4,666.8)	(4,082.5)	(4,666.8)
Total	977,698.0	893,609.5	971,464.2	890,159.1

5.5.2 Classified by remaining maturity as at December 31, 2007 and 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006
Up to 1 year*	624,139.6	567,036.7	619,842.6	564,585.6
Over 1 year	417,934.6	395,033.6	415,548.4	393,800.6
Total	1,042,074.2	962,070.3	1,035,391.0	958,386.2
Add Accrued interest receivable	3,093.1	3,240.5	3,071.9	3,246.0
Total	1,045,167.3	965,310.8	1,038,462.9	961,632.2

* Including past-due contracts

5.5.3 Classified by currency and customer's residence as at December 31, 2007 and 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2007			2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	823,533.6	2,823.4	826,357.0	784,297.7	2,404.1	786,701.8
USD	29,840.4	90,864.2	120,704.6	27,651.6	74,051.0	101,702.6
Others	5,512.2	89,500.4	95,012.6	5,569.4	68,095.5	73,665.9
	858,886.2	183,188.0	1,042,074.2	817,518.7	144,551.6	962,070.3
Add Accrued interest receivable			3,093.1			3,240.5
Total			1,045,167.3			965,310.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	2007			2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	827,929.8	2,823.4	830,753.2	789,434.5	2,404.1	791,838.6
USD	29,840.4	89,012.3	118,852.7	27,651.6	73,747.2	101,398.8
Others	5,512.2	80,272.9	82,785.1	5,569.4	59,579.4	65,148.8
	863,282.4	172,108.6	1,035,391.0	822,655.5	135,730.7	958,386.2
Add Accrued interest receivable			3,071.9			3,246.0
Total			1,038,462.9			961,632.2

5.5.4 Classified by business type and in accordance with the notification of the BOT as at December 31, 2007 and 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2007					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	21,010.3	562.2	394.6	571.0	646.0	23,184.1
Manufacturing and commercial	517,983.0	11,552.0	6,396.6	5,914.6	46,913.0	588,759.2
Real estate and construction	88,659.0	3,403.1	1,275.1	1,088.8	6,972.4	101,398.4
Utilities and services	120,701.6	790.9	933.9	678.5	2,507.2	125,612.1
Housing loans	98,604.8	816.3	470.1	933.9	2,978.4	103,803.5
Others	93,441.4	2,449.9	137.8	770.5	2,517.3	99,316.9
	940,400.1	19,574.4	9,608.1	9,957.3	62,534.3	1,042,074.2
Add Accrued interest receivable						3,093.1
Total						1,045,167.3

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
2006

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	18,238.0	234.2	342.6	318.9	886.0	20,019.7
Manufacturing and commercial	487,836.2	6,716.3	5,958.7	14,415.6	40,336.8	555,263.6
Real estate and construction	63,134.3	2,967.4	1,343.4	2,024.0	8,521.6	77,990.7
Utilities and services	117,559.1	808.8	1,130.6	653.6	3,065.5	123,217.6
Housing loans	85,832.7	1,007.2	572.7	876.9	3,934.1	92,223.6
Others	88,046.7	390.2	1,930.3	488.7	2,499.2	93,355.1
	860,647.0	12,124.1	11,278.3	18,777.7	59,243.2	962,070.3
Add Accrued interest receivable						3,240.5
Total						965,310.8

Million Baht

SEPARATE FINANCIAL STATEMENTS
2007

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	20,437.0	489.3	394.6	571.0	646.0	22,537.9
Manufacturing and commercial	510,649.7	11,481.9	6,243.8	5,914.6	46,718.1	581,008.1
Real estate and construction	87,620.0	3,403.1	1,219.8	1,088.8	6,972.4	100,304.1
Utilities and services	119,979.9	790.9	933.9	678.5	2,507.2	124,890.4
Housing loans	98,487.2	816.3	456.8	930.8	2,971.8	103,662.9
Others	97,114.8	2,449.9	137.8	767.8	2,517.3	102,987.6
	934,288.6	19,431.4	9,386.7	9,951.5	62,332.8	1,035,391.0
Add Accrued interest receivable						3,071.9
Total						1,038,462.9

Million Baht

SEPARATE FINANCIAL STATEMENTS
2006

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	17,472.9	216.7	330.1	318.9	886.0	19,224.6
Manufacturing and commercial	481,462.9	6,716.3	5,925.7	14,415.6	40,286.2	548,806.7
Real estate and construction	62,592.9	2,967.4	1,343.4	2,024.0	8,521.6	77,449.3
Utilities and services	117,217.0	808.8	1,130.6	653.6	3,065.5	122,875.5
Housing loans	85,704.8	1,007.2	564.4	874.4	3,931.2	92,082.0
Others	92,708.8	390.2	1,865.3	484.6	2,499.2	97,948.1
	857,159.3	12,106.6	11,159.5	18,771.1	59,189.7	958,386.2
Add Accrued interest receivable						3,246.0
Total						961,632.2

5.5.5 As at December 31, 2007 and 2006, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2007			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	943,337.0	418,968.3	1	4,169.1
Special mentioned	19,713.1	9,707.1	2	194.1
Substandard	9,634.3	3,110.4	100	3,310.0
Doubtful	9,957.0	3,381.3	100	3,792.2
Doubtful of loss	62,525.9	33,145.1	100	36,598.5
Total	1,045,167.3	468,312.2		48,063.9*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				15,322.9
Total				63,386.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2006			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	863,776.2	389,367.9	1	4,587.3
Special mentioned	12,210.0	3,574.1	2	104.7
Substandard	11,303.7	5,760.7	100	5,150.4
Doubtful	18,777.7	12,664.1	100	8,627.1
Doubtful of loss	59,243.2	35,090.0	100	33,760.2
Total	965,310.8	446,456.8		52,229.7*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				14,804.8
Total				67,034.5

* Allowance for doubtful accounts according to the BOT guidelines that will be effective by the second half of 2007 (See Note 4.6).

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2007			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	937,199.2	413,755.3	1	4,136.8
Special mentioned	19,569.7	9,564.4	2	191.3
Substandard	9,409.7	2,948.1	100	3,147.6
Doubtful	9,951.5	3,375.8	100	3,786.6
Doubtful of loss	62,332.8	32,963.0	100	36,416.3
Total	1,038,462.9	462,606.6		47,678.6*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				15,237.6
Total				62,916.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2006			
	Loans and Accrued Interest Receivables	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	860,293.9	387,024.4	1	4,579.2
Special mentioned	12,192.6	3,556.6	2	104.3
Substandard	11,184.9	5,642.0	100	5,040.2
Doubtful	18,771.1	12,658.2	100	8,621.2
Doubtful of loss	59,189.7	35,042.5	100	33,712.7
Total	961,632.2	443,923.7		52,057.6*
Add Allowance for doubtful accounts which exceed the minimum provision required by the BOT				14,748.6
Total				66,806.2

As at December 31, 2007 and 2006, amount of unearned discounts are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006
Unearned discounts	490.2	462.1	459.8	419.6

* Allowance for doubtful accounts according to the BOT guidelines that will be effective by the second half of 2007 (See Note 4.6).

5.5.6 As at December 31, 2007 and 2006, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank has provided an allowance for doubtful accounts, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2007				
	No. of Companies	Outstanding Balance	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	2.4	23.7	23.7
Listed companies identified for delisting	10	5,764.9	1,246.0	4,385.5	4,385.5
Total	11	5,790.9	1,248.4	4,409.2	4,409.2

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2006*				
	No. of Companies	Outstanding Balance	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	0.2	25.8	25.8
Listed companies identified for delisting	7	5,631.1	1,004.1	4,232.6	4,232.6
Total	8	5,657.1	1,004.3	4,258.4	4,258.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2007				
	No. of Companies	Outstanding Balance	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	2.4	23.7	23.7
Listed companies identified for delisting	10	5,764.9	1,246.0	4,385.5	4,385.5
Total	11	5,790.9	1,248.4	4,409.2	4,409.2

* The Bank had made some changes to present information according to the BOT guidelines in setting up the allowance for doubtful account that will be effective by the second half of 2007 (See Note 4.6).

Million Baht

	SEPARATE FINANCIAL STATEMENTS* 2006				
	No. of Companies	Outstanding Balance	Loans Net of Collateral / Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	26.0	0.2	25.8	25.8
Listed companies identified for delisting	7	5,631.1	1,004.1	4,232.6	4,232.6
Total	8	5,657.1	1,004.3	4,258.4	4,258.4

5.5.7 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case

* The Bank had made some changes to present information according to the BOT guidelines in setting up the allowance for doubtful account that will be effective by the second half of 2007 (See Note 4.6).

wherebylosses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC. As at December 31, 2007 and 2006, the Bank has set aside provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 1,993.4 million and Baht 1,681.2 million, respectively.

In March 2007, the Bank received notification from TAMC that the allocation of profit or loss at the end of the fifth year for the Bank is a profit of Baht 392.8 million. Such allocation of profit or loss is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year, and there has been no actual payment made. Therefore, the Bank has not recognized such profit in the accounts.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2007 in the amount of Baht 25,499.0 million, and for the year ended December 31, 2007, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 16.7 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2006 in the amount of Baht 25,515.7 million, and for the year ended December 31, 2006, TAMC had revised the balance of assets transferred by the Bank downwards in the net amount of Baht 34.4 million.

As at December 31, 2007 and 2006, the Bank has received non-negotiable promissory notes from TAMC as payment for certain portions of the impaired assets transferred amounting to Baht 15,274.6 million and Baht 16,432.3 million, respectively (See Note 5.4.1). In the third quarter of 2006, TAMC notified the Bank of the revision of the value given for the impaired assets transferred that are secured by assets which TAMC considers as not being collateral assets. The Bank has decreased the value of the non-negotiable promissory notes from TAMC and recognized the loss on assets transferred to TAMC amounting to Baht 2,760.9 million.

For the years ended December 31, 2007 and 2006, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 1,141.0 million and Baht 1,286.0 million, respectively (See Note 5.4.1).

5.5.8 As at December 31, 2007 and 2006, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2007				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	943,337.0	-	-	-	943,337.0
Special mentioned	19,713.1	-	-	-	19,713.1
Substandard	9,634.3	-	-	-	9,634.3
Doubtful	9,957.0	-	-	-	9,957.0
Doubtful of loss	62,525.9	5,255.3	2,628.1	1,081.5	71,490.8
Loss	-	-	-	-	-
Total	1,045,167.3	5,255.3	2,628.1	1,081.5	1,054,132.2

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2006				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	863,776.2	-	-	-	863,776.2
Special mentioned	12,210.0	-	-	0.6	12,210.6
Substandard	11,303.7	-	-	-	11,303.7
Doubtful	18,777.7	-	-	0.0	18,777.7
Doubtful of loss	59,243.2	6,543.4	2,860.3	890.6	69,537.5
Loss	-	-	-	-	-
Total	965,310.8	6,543.4	2,860.3	891.2	975,605.7

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2007				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	937,199.2	-	-	-	937,199.2
Special mentioned	19,569.7	-	-	-	19,569.7
Substandard	9,409.7	-	-	-	9,409.7
Doubtful	9,951.5	-	-	-	9,951.5
Doubtful of loss	62,332.8	5,240.1	2,125.0	1,081.5	70,779.4
Loss	-	-	-	-	-
Total	1,038,462.9	5,240.1	2,125.0	1,081.5	1,046,909.5

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2006				
	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	860,293.9	-	-	-	860,293.9
Special mentioned	12,192.6	-	-	0.6	12,193.2
Substandard	11,184.9	-	-	-	11,184.9
Doubtful	18,771.1	-	-	0.0	18,771.1
Doubtful of loss	59,189.7	6,528.6	2,356.3	890.6	68,965.2
Loss	-	-	-	-	-
Total	961,632.2	6,528.6	2,356.3	891.2	971,408.3

5.5.9 Troubled debt restructurings

Details of the loans of the Bank which were restructured during the years ended December 31, 2007 and 2006, classified into the restructuring methods are as follows :

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2007			
Restructuring Method	**Cases**	**Outstanding Loan before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	232	2,401.8	Land, building, condominium	2,401.4
Debt-equity conversion	4	1.8	Share capital	1.8
Debt restructuring in various forms	20,800	47,808.8		
Total	21,036	50,212.4		

The weighted average tenure of the above mentioned restructuring is 4.4 years; and the total debt outstanding after debt restructuring is Baht 50,210.5 million.

Restructuring Method	Cases	Outstanding Loan before Restructuring	Type of Transferred Assets	Fair Value
		SEPARATE FINANCIAL STATEMENTS 2006		Million Baht
Asset transfer	264	4,255.7	Land, building, condominium, leasehold, machinery, share capital	4,256.2
Debt-equity conversion	2	200.4	Share capital	200.4
Debt restructuring in various forms	21,915	59,642.1		
Total	22,181	64,098.2		

The weighted average tenure of the above mentioned restructuring is 3.4 years; and the total debt outstanding after debt restructuring is Baht 63,753.1 million.

For the years ended December 31, 2007 and 2006, the Bank recognized interest income from restructured debts amounting to Baht 5,748.8 million and Baht 6,780.9 million, respectively.

As at December 31, 2007 and 2006, the Bank had balance of loan to restructured debtors amounting to Baht 123,301.3 million and Baht 123,467.1 million, respectively.

Disclosures for the consolidated financial statements for troubled debt restructurings which occurred during the years ended December 31, 2007 and 2006 have not been provided, as such information is not significantly different from the above disclosures relating to the Bank.

5.6 Allowance for doubtful accounts

Allowance for doubtful accounts consisted of the following as at December 31, 2007 and 2006 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2007

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement*	Total
Beginning balance	4,587.3	104.7	5,150.4	8,627.1	33,760.2	14,804.8	67,034.5
Doubtful accounts	(418.2)	89.4	(1,840.4)	(4,834.3)	2,838.3	10,230.9	6,065.7
Bad debt recovered	-	-	-	-	-	702.4	702.4
Bad debt written off	-	-	-	(0.6)	-	(9,915.4)	(9,916.0)
Others	-	-	-	-	-	(499.8)	(499.8)
Ending balance	4,169.1	194.1	3,310.0	3,792.2	36,598.5	15,322.9	63,386.8

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2006

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement*	Total
Beginning balance	3,559.6	99.6	867.7	4,264.4	30,905.9	31,743.7	71,440.9
Doubtful accounts	1,027.7	5.1	4,282.7	4,362.8	2,854.3	(314.3)	12,218.3
Bad debt recovered	-	-	-	-	-	1,180.1	1,180.1
Bad debt written off	-	-	-	(0.1)	-	(16,667.3)	(16,667.4)
Others	-	-	-	-	-	(1,137.4)	(1,137.4)
Ending balance	4,587.3	104.7	5,150.4	8,627.1	33,760.2	14,804.8	67,034.5

* The minimum allowance for doubtful accounts required by the BOT is according to the BOT guidelines that will be effective for the second half of 2007 (See Note 4.6).

Million Baht

SEPARATE FINANCIAL STATEMENTS 2007	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement*	Total
Beginning balance	4,579.2	104.3	5,040.2	8,621.2	33,712.7	14,748.6	66,806.2
Doubtful accounts	(442.4)	87.0	(1,892.6)	(4,834.6)	2,703.6	10,206.6	5,827.6
Bad debt recovered	-	-	-	-	-	699.7	699.7
Bad debt written off	-	-	-	-	-	(9,915.4)	(9,915.4)
Others	-	-	-	-	-	(501.9)	(501.9)
Ending balance	4,136.8	191.3	3,147.6	3,786.6	36,416.3	15,237.6	62,916.2

Million Baht

SEPARATE FINANCIAL STATEMENTS 2006	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Minimum Requirement*	Total
Beginning balance	3,598.6	99.6	861.8	4,257.5	30,823.4	31,496.4	71,137.3
Doubtful accounts	980.6	4.7	4,178.4	4,363.7	2,889.3	(251.0)	12,165.7
Bad debt recovered	-	-	-	-	-	1,176.8	1,176.8
Bad debt written off	-	-	-	-	-	(16,553.8)	(16,553.8)
Others	-	-	-	-	-	(1,119.8)	(1,119.8)
Ending balance	4,579.2	104.3	5,040.2	8,621.2	33,712.7	14,748.6	66,806.2

As at December 31, 2007, the allowance for doubtful accounts of Baht 63,386.8 million and Baht 62,916.2 million in the consolidated and the separate financial statements, respectively.

As at December 31, 2006, the allowance for doubtful accounts of Baht 67,034.5 million and Baht 66,806.2 million in the consolidated and the separate financial statements, respectively.

As at December 31, 2007 and 2006, the Bank and its subsidiaries recorded allowances for doubtful accounts in excess of the required reserves calculated pursuant to the BOT's guidelines in the amount of Baht 15,322.9 million and Baht 14,804.8 million, respectively, in the consolidated financial statements, and of Baht 15,237.6 million and Baht 14,748.6 million, respectively, in the separate financial statements (See Note 4.6).

* The minimum allowance for doubtful accounts required by the BOT is according to the BOT guidelines that will be effective for the second half of 2007 (See Note 4.6).

5.7 Revaluation allowance for debt restructuring

Revaluation allowance for debt restructuring as at December 31, 2007 and 2006 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006
Beginning balance	4,666.8	8,445.3	4,666.8	8,445.3
Increase during the year	779.1	660.0	779.1	660.0
Write off/ decrease during the year	(1,363.4)	(4,438.5)	(1,363.4)	(4,438.5)
Ending balance	4,082.5	4,666.8	4,082.5	4,666.8

5.8 Properties foreclosed, net

Properties foreclosed consisted of the following as at December 31, 2007 and 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2007			
Type of Properties Foreclosed	**Beginning balance**	**Additions**	**Disposals**	**Ending balance**
Assets from debt repayment				
Immovable assets	51,228.0	2,676.3	(5,359.6)	48,544.7
Movable assets	359.1	0.3	(48.8)	310.6
Total	51,587.1	2,676.6	(5,408.4)	48,855.3
Others	78.9	-	(28.1)	50.8
Total properties foreclosed	51,666.0	2,676.6	(5,436.5)	48,906.1
Less Allowance for impairment	(8,260.3)	(547.6)	202.3	(8,605.6)
Total properties foreclosed, net	43,405.7	2,129.0	(5,234.2)	40,300.5

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2006			
Type of Properties Foreclosed	**Beginning balance**	**Additions**	**Disposals**	**Ending balance**
Assets from debt repayment				
Immovable assets	52,733.4	5,210.9	(6,716.3)	51,228.0
Movable assets	556.1	18.9	(215.9)	359.1
Total	53,289.5	5,229.8	(6,932.2)	51,587.1
Others	131.2	-	(52.3)	78.9
Total properties foreclosed	53,420.7	5,229.8	(6,984.5)	51,666.0
Less Allowance for impairment	(6,616.7)	(1,914.9)	271.3	(8,260.3)
Total properties foreclosed, net	46,804.0	3,314.9	(6,713.2)	43,405.7

Million Baht

Type of Properties Foreclosed	SEPARATE FINANCIAL STATEMENTS 2007			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	43,116.8	2,631.6	(4,717.2)	41,031.2
Movable assets	359.1	0.3	(48.8)	310.6
Total	43,475.9	2,631.9	(4,766.0)	41,341.8
Others	78.9	-	(28.1)	50.8
Total properties foreclosed	43,554.8	2,631.9	(4,794.1)	41,392.6
Less Allowance for impairment	(7,277.0)	(519.5)	189.8	(7,606.7)
Total properties foreclosed, net	36,277.8	2,112.4	(4,604.3)	33,785.9

Million Baht

Type of Properties Foreclosed	SEPARATE FINANCIAL STATEMENTS 2006			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	44,733.0	5,210.6	(6,826.8)	43,116.8
Movable assets	556.1	18.9	(215.9)	359.1
Total	45,289.1	5,229.5	(7,042.7)	43,475.9
Others	131.2	-	(52.3)	78.9
Total properties foreclosed	45,420.3	5,229.5	(7,095.0)	43,554.8
Less Allowance for impairment	(5,785.4)	(1,754.5)	262.9	(7,277.0)
Total properties foreclosed, net	39,634.9	3,475.0	(6,832.1)	36,277.8

Properties foreclosed classified in accordance with the notification of the BOT as at December 31, 2007 and 2006 are presented in Note 5.5.8.

In accordance with the BOT's circular letter regarding the Accounting Treatment for the Sale of Properties Foreclosed dated February 4, 2004, the Bank is required to disclose transactions according to the criteria stated in such circular letter. For the years ended December 31, 2007 and 2006, the transactions are as follows :

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	CONSOLIDATED FINANCIAL STATEMENTS 2007		
		Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	49.6	5.5	-
Sale to public	Per cost recovery	-	1,433.3	(132.8)

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	CONSOLIDATED FINANCIAL STATEMENTS 2006 Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	8.1	0.9	-
Sale to public	Per cost recovery	-	1,689.1	(185.6)
Sale to subsidiary*	Per cost recovery	-	-	-

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	SEPARATE FINANCIAL STATEMENTS 2007 Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	49.6	5.5	-
Sale to public	Per cost recovery	-	1,324.9	(128.2)

Million Baht

Type of Sale of Properties Foreclosed	Income Recognition Method	SEPARATE FINANCIAL STATEMENTS 2006 Deferred Profit on Sale of Properties Foreclosed	Profit on Sale of Properties Foreclosed	Loss on Sale of Properties Foreclosed
Sale to public	Per Installment	8.1	0.9	-
Sale to public	Per cost recovery	-	1,683.2	(170.4)
Sale to subsidiary*	Per cost recovery	-	-	-

* The Bank sold properties foreclosed to a subsidiary at net book value, therefore, there was no gain or loss to the Bank from these sale transactions (See Note 5.25).

5.9 Premises and equipment, net

Premises and equipment consisted of the following as at December 31, 2007 and 2006 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2007

	Cost					Accumulated Depreciation					Premises and Equipment (Net)
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	
Land											
Cost	6,819.0	37.1	-	(67.7)	6,788.4	-	-	-	-	-	6,788.4
Appraisal increase (year 2005)	10,192.3	-	-	-	10,192.3	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	-	-	-	(1,111.0)	-	-	-	-	-	(1,111.0)
Premises											
Cost	8,782.6	105.9	(0.1)	(27.6)	8,860.8	5,530.9	279.2	(0.1)	(11.4)	5,798.6	3,062.2
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	13,063.9	902.5	-	-	13,966.4	6,398.4
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(96.4)	(9.8)	-	-	(106.2)	(91.3)
Equipment	17,456.4	1,754.5	(108.0)	(44.8)	19,058.1	12,677.1	1,853.4	(97.5)	(38.3)	14,394.7	4,663.4
Others	162.2	697.5	(573.1)	0.1	286.7	-	-	-	-	-	286.7
Total	62,468.8	2,595.0	(681.2)	(140.0)	64,242.6	31,175.5	3,025.3	(97.6)	(49.7)	34,053.5	30,189.1

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

2006

	Cost					Accumulated Depreciation					Premises and Equipment (Net)
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	
Land											
Cost	6,988.9	32.9	-	(202.8)	6,819.0	-	-	-	-	-	6,819.0
Appraisal increase (year 2005)	10,192.3	-	-	-	10,192.3	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	-	-	-	(1,111.0)	-	-	-	-	-	(1,111.0)
Premises											
Cost	8,900.3	30.0	(26.6)	(121.1)	8,782.6	5,357.4	267.5	(26.6)	(67.4)	5,530.9	3,251.7
Appraisal increase (year 2005)	20,605.7	-	(240.9)	-	20,364.8	12,339.2	904.0	(179.3)	-	13,063.9	7,300.9
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(86.5)	(9.9)	-	-	(96.4)	(101.1)
Equipment	16,190.9	1,972.6	(593.3)	(113.8)	17,456.4	11,232.4	1,748.5	(217.6)	(86.2)	12,677.1	4,779.3
Others	356.0	538.6	(732.4)	-	162.2	-	-	-	-	-	162.2
Total	61,925.6	2,574.1	(1,593.2)	(437.7)	62,468.8	28,842.5	2,910.1	(423.5)	(153.6)	31,175.5	31,293.3

As at December 31, 2007 and 2006, the Bank and its subsidiaries had premises and equipment, fully depreciated but still in use, at the original cost amounting to Baht 9,765.7 million and Baht 8,336.3 million, respectively.

Million Baht

SEPARATE FINANCIAL STATEMENTS

2007

	Cost					Accumulated Depreciation					Premises and Equipment (Net)
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	
Land											
Cost	6,811.7	37.1	-	(67.7)	6,781.1	-	-	-	-	-	6,781.1
Appraisal increase (year 2005)	10,192.3	-	-	-	10,192.3	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	-	-	-	(1,111.0)	-	-	-	-	-	(1,111.0)
Premises											
Cost	8,649.8	102.7	(0.1)	(26.9)	8,725.5	5,473.3	276.5	(0.1)	(11.2)	5,738.5	2,987.0
Appraisal increase (year 2005)	20,364.8	-	-	-	20,364.8	13,063.9	902.5	-	-	13,966.4	6,398.4
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(96.4)	(9.8)	-	-	(106.2)	(91.3)
Equipment	17,199.4	1,708.9	(92.9)	(44.7)	18,770.7	12,505.2	1,811.0	(85.3)	(38.1)	14,192.8	4,577.9
Others	157.2	689.4	(561.2)	-	285.4	-	-	-	-	-	285.4
Total	62,066.7	2,538.1	(654.2)	(139.3)	63,811.3	30,946.0	2,980.2	(85.4)	(49.3)	33,791.5	30,019.8

Million Baht

SEPARATE FINANCIAL STATEMENTS

2006

	Cost					Accumulated Depreciation					Premises
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	and Equipment (Net)
Land											
Cost	6,981.2	32.9	-	(202.4)	6,811.7	-	-	-	-	-	6,811.7
Appraisal increase (year 2005)	10,192.3	-	-	-	10,192.3	-	-	-	-	-	10,192.3
Appraisal decrease (year 2005)	(1,111.0)	-	-	-	(1,111.0)	-	-	-	-	-	(1,111.0)
Premises											
Cost	8,758.9	30.0	(26.6)	(112.5)	8,649.8	5,298.6	265.0	(26.6)	(63.7)	5,473.3	3,176.5
Appraisal increase (year 2005)	20,605.7	-	(240.9)	-	20,364.8	12,339.2	904.0	(179.3)	-	13,063.9	7,300.9
Appraisal decrease (year 2005)	(197.5)	-	-	-	(197.5)	(86.5)	(9.9)	-	-	(96.4)	(101.1)
Equipment	15,948.6	1,938.5	(577.3)	(110.4)	17,199.4	11,084.1	1,707.8	(203.1)	(83.6)	12,505.2	4,694.2
Others	351.2	527.3	(721.3)	-	157.2	-	-	-	-	-	157.2
Total	61,529.4	2,528.7	(1,566.1)	(425.3)	62,066.7	28,635.4	2,866.9	(409.0)	(147.3)	30,946.0	31,120.7

As at December 31, 2007 and 2006, the Bank had equipment, fully depreciated but still in use, at the original cost amounting to Baht 9,614.9 million, and Baht 8,203.7 million, respectively.

5.10 Deposits

5.10.1 Classified by product as at December 31, 2007 and 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2007	CONSOLIDATED FINANCIAL STATEMENTS 2006	SEPARATE FINANCIAL STATEMENTS 2007	SEPARATE FINANCIAL STATEMENTS 2006
Demand	55,458.1	52,693.0	54,237.0	51,820.6
Savings	514,087.1	474,108.0	514,319.1	474,463.5
Fixed				
Up to 6 months	366,721.5	315,043.1	366,116.0	314,177.0
6 months-less than 1 year	89,227.3	253,551.5	86,594.8	253,076.5
1 year and over	250,066.9	131,632.2	244,941.5	127,404.4
Negotiable certificates of deposit	1,810.4	1,423.6	860.0	791.0
Total	1,277,371.3	1,228,451.4	1,267,068.4	1,221,733.0

5.10.2 Classified by remaining maturity as at December 31, 2007 and 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2007	CONSOLIDATED FINANCIAL STATEMENTS 2006	SEPARATE FINANCIAL STATEMENTS 2007	SEPARATE FINANCIAL STATEMENTS 2006
Up to 1 year	1,272,919.2	1,217,956.1	1,262,852.2	1,211,499.3
Over 1 year	4,452.1	10,495.3	4,216.2	10,233.7
Total	1,277,371.3	1,228,451.4	1,267,068.4	1,221,733.0

5.10.3 Classified by currency and customer's residence as at December 31, 2007 and 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS 2007			2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,122,506.4	43,802.5	1,166,308.9	1,082,750.3	42,032.0	1,124,782.3
USD	15,471.7	37,368.6	52,840.3	12,913.2	40,736.6	53,649.8
Others	4,775.4	53,446.7	58,222.1	4,325.2	45,694.1	50,019.3
Total	1,142,753.5	134,617.8	1,277,371.3	1,099,988.7	128,462.7	1,228,451.4

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2007			2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,122,869.7	43,802.3	1,166,672.0	1,083,233.1	42,031.8	1,125,264.9
USD	15,431.2	37,345.1	52,776.3	12,877.1	40,728.4	53,605.5
Others	4,666.4	42,953.7	47,620.1	4,201.3	38,661.3	42,862.6
Total	1,142,967.3	124,101.1	1,267,068.4	1,100,311.5	121,421.5	1,221,733.0

5.11 Interbank and money market items (liabilities)

Interbank and money market items (liabilities) consisted of the following as at December 31, 2007 and 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2007			2006		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	12.8	7,945.0	7,957.8	10.6	10,443.0	10,458.6
Commercial banks	763.7	3,125.3	3,889.0	840.6	-	840.6
Other banks	229.6	3,000.0	3,229.6	234.5	-	234.5
Finance companies, finance and securities companies, securities companies and credit foncier companies	952.7	156.6	1,109.3	1,371.8	261.4	1,633.2
Other financial institutions	3,521.5	684.1	4,205.6	2,326.9	642.7	2,969.6
Total domestic items	5,480.3	14,911.0	20,391.3	4,784.4	11,352.1	16,136.5
Foreign items						
USD	1,157.1	15,468.6	16,625.7	1,463.9	14,025.9	15,489.8
JPY	4.5	479.7	484.2	3.6	758.6	762.2
Others	2,802.6	23,852.6	26,655.2	2,412.2	14,710.5	17,122.7
Total foreign items	3,964.2	39,800.9	43,765.1	3,879.7	29,495.0	33,374.7
Total domestic and foreign items	9,444.5	54,711.9	64,156.4	8,664.1	40,847.1	49,511.2

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	2007			2006		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	12.8	7,945.0	7,957.8	10.6	10,448.0	10,458.6
Commercial banks	763.7	3,125.3	3,889.0	840.6	-	840.6
Other banks	229.6	3,000.0	3,229.6	234.5	-	234.5
Finance companies, finance and securities companies, securities companies and credit foncier companies	992.4	156.6	1,149.0	1,032.3	291.4	1,323.7
Other financial institutions	3,521.5	684.1	4,205.6	2,326.9	642.7	2,969.6
Total domestic items	5,520.0	14,911.0	20,431.0	4,444.9	11,382.1	15,827.0
Foreign items						
USD	1,160.1	10,526.5	11,686.6	1,471.4	14,211.8	15,683.2
JPY	10.7	479.7	490.4	17.6	758.6	776.2
Others	2,809.4	22,689.9	25,499.3	2,425.0	14,359.9	16,784.9
Total foreign items	3,980.2	33,696.1	37,676.3	3,914.0	29,330.3	33,244.3
Total domestic and foreign items	9,500.2	48,607.1	58,107.3	8,358.9	40,712.4	49,071.3

5.12 Borrowings

5.12.1 Classified by types of securities and sources of fund as at December 31, 2007 and 2006, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2007			2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Bonds	-	-	-	7,862.8	-	7,862.8
Unsecured subordinated notes	-	15,198.8	15,198.8	-	25,891.8	25,891.8
Bills of exchange	33,389.1	-	33,389.1	-	-	-
Others	272.5	660.7	933.2	186.3	-	186.3
Less Discount on borrowings	-	(6,805.7)	(6,805.7)	-	(6,988.6)	(6,988.6)
Total	33,661.6	9,053.8	42,715.4	8,049.1	18,903.2	26,952.3

Million Baht

	THE SEPARATE FINANCIAL STATEMENTS					
	2007			2006		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Bonds	-	-	-	7,862.8	-	7,862.8
Unsecured subordinated notes	-	15,198.8	15,198.8	-	25,891.8	25,891.8
Bills of exchange	33,389.1	-	33,389.1	-	-	-
Others	272.5	-	272.5	186.3	-	186.3
Less Discount on borrowings	-	(6,805.7)	(6,805.7)	-	(6,988.6)	(6,988.6)
Total	33,661.6	8,393.1	42,054.7	8,049.1	18,903.2	26,952.3

5.12.2 Classified by types of securities, currency, maturity and interest rate as at December 31, 2007 and 2006, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS				
Types	Currency	Maturity	Interest Rate	Amount	
				2007	2006
Short-term borrowings					
Bonds (Note 5.14)	THB	2007	4.625% - 4.75%	-	7,862.8
Unsecured subordinated notes					
(Note 5.13)	USD	2007	8.75%	-	9,639.5
Bills of exchange	THB	2008	1.50% - 2.85%	33,389.1	-
Others	MYR	2008	1.20% - 3.52%	660.7	-
	THB	2008	0.00%	22.5	-
Less Discount on borrowings				-	(143.2)
Total short-term borrowings				34,072.3	17,359.1
Long-term borrowings					
Unsecured subordinated notes					
(Note 5.13)	USD	2016 - 2029	8.25% - 9.025%	15,198.8	16,252.3
Others	THB	2008 - 2013	0.00% - 0.50%	250.0	186.3
Less Discount on borrowings				(6,805.7)	(6,845.4)
Total long-term borrowings				8,643.1	9,593.2
Total				42,715.4	26,952.3

Million Baht

Types	Currency	Maturity	Interest Rate	SEPARATE FINANCIAL STATEMENTS Amount 2007	2006
Short-term borrowings					
Bonds (Note 5.14)	THB	2007	4.625% - 4.75%	-	7,862.8
Unsecured subordinated notes					
(Note 5.13)	USD	2007	8.75%	-	9,639.5
Bills of exchange	THB	2008	1.50% - 2.85%	33,389.1	-
Others	THB	2008	0.00%	22.5	-
Less Discount on borrowings				-	(143.2)
Total short-term borrowings				33,411.6	17,359.1
Long-term borrowings					
Unsecured subordinated notes					
(Note 5.13)	USD	2016 - 2029	8.25% - 9.025%	15,198.8	16,252.3
Others	THB	2008 - 2013	0.00% - 0.50%	250.0	186.3
Less Discount on borrowings				(6,805.7)	(6,845.4)
Total long-term borrowings				8,643.1	9,593.2
Total				42,054.7	26,952.3

5.13 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue as follows :

- On September 18, 1995, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. for sale to foreign investors.

- On March 25, 1996, the Bank issued and offered USD 150 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. for sale to foreign investors.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding USD 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue. On January 21, 1997, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. for sale to foreign investors.

On January 28, 1999, the Bank issued and offered USD 266.9 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing USD 266.9 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. being redeemed before their maturity, which was approved by the BOT (remaining USD 33.1 million). The Bank also issued USD 449.8 million of unsecured subordinated notes due 2029 with a maturity of 30

years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing USD 149.8 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. (remaining USD 0.2 million) and all of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. being redeemed before their maturity, which was approved by the BOT.

Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the International Financial Reporting Standard (IFRS). As a result, the Bank recognized in the 1999 statement of income, a gain of USD 259.0 million (Baht 9,503.5 million in the 1999 statement of income), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of USD 177.5 million (Baht 6,543.1 million) and USD 258.7 million (Baht 9,535.1 million), respectively. The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes. The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388.4 million.

The Bank has redeemed the remaining USD 33.1 million of the 7.25% p.a. unsecured subordinated notes due in 2005, of which USD 0.5 million and USD 4.75 million were redeemed prior to maturity with the approval of the BOT on November 15, 1999 and August 30, 2002 respectively, and the remaining USD 27.85 million were redeemed at maturity on September 15, 2005.

On March 15, 2007, the Bank redeemed at maturity the 8.75% p.a. unsecured subordinated notes due 2007 amounting to USD 266.9 million.

5.14 Bonds

On April 12, 2005, the shareholders reconsidered the resolutions of the shareholders' meeting, convened on April 9, 2004, approving to issue bonds of the Bank and passed a resolution for the Bank to issue and offer subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "Bonds") in an amount not exceeding USD 3,000 million or its equivalent in other currencies, offered and sold in foreign markets and/or domestic markets to general public and/or institutional investors or investors with specific characteristics defined in the notification of the Securities and Exchange Commission. The Bank may issue different types of Bonds in one issue simultaneously or in several issues at different times. The non-perpetual bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding USD 1,000 million or its equivalent in other currencies. The Board of Directors or the Executive Board of Directors shall be empowered to consider conditions and other details for the issue and offering of the bonds. The shareholders also approved the allocation of 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bondholders according to the amount and conditions previously approved (See Note 5.17).

On November 17, 2006, the Bank obtained approval from the Office of the Securities and Exchange Committee (SEC) to issue and offer for sale short-term bonds in an amount not

exceeding Baht 30,000 million with no limit on the number of issues. The Bank has issued 5 series of short-term bonds totaling Baht 7,862.8 million which have been gradually redeemed up to the full amount as at September 2007 (See Note 5.12).

On April 12, 2007, the shareholders passed a resolution for the issuance of bonds, whether subordinated or unsubordinated and/or secured or unsecured, including but not limited to short-term bonds, derivative bonds and non-cumulative hybrid debt instruments with non-payment of interest in the years where the Bank does not report any profit (together the "Bonds") in the amount not exceeding Baht 150,000 million or its equivalent in other currencies to be offered for sale in domestic markets and/or in foreign markets to the general public, and/or institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission. At any point in time, the Bank may offer for sale Bonds in an amount within such limit less the amount of Bonds already issued under such limit but not yet redeemed at that point in time. The Bank may issue and offer for sale different types of Bonds simultaneously in one issue at the same time or in several issues at different times and/or as a program and/or on a revolving basis and may issue and offer for sale Bonds in conjunction with or at the same time with other securities, provided that the Bonds, other than perpetual bonds, shall have a maturity of not exceeding 100 years. The Bank may be granted the right to redeem the Bonds prior to their maturities, and/or the bondholders may be granted the right to call the Bank to redeem the Bonds prior to their maturities, in accordance with the condition of the Bonds. The Board of Directors or the Board of Executive Directors shall be empowered to consider conditions and other details for the issue and offering of the bonds.

5.15 The Issuance of Bonds under the Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue and offer bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding USD 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign markets and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right to call the Bank to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, conditions and other details for the issue and offering of the bonds.

5.16 Provisions for off-balance sheet contingencies

As at December 31, 2007 and 2006, provisions for off-balance sheet contingencies are as follows :

	Million Baht	
	SEPARATE FINANCIAL STATEMENTS	
	2007	2006
Beginning balance	730.0	720.0
Increase during the year	1,800.2	1,058.1
Written off/reversal during the year	(1,259.2)	(1,048.1)
Ending balance	1,271.0	730.0

Disclosures for the consolidated financial statements for provisions for off-balance sheet contingencies as at December 31, 2007 and 2006 have not been provided, as such information is not significantly different from the disclosures for the separate financial statements.

5.17 Share capital

The Bank's share capital consists of :

- Ordinary shares
- Class A and Class B preferred shares, the holders of which have rights according to Article 3 of the Bank's Articles of Association.

As at December 31, 2007 and 2006, the Bank had registered share capital of Baht 40,000,000,000 divided into ordinary shares and preferred shares totaling 4,000,000,000 shares, with par value of Baht 10 each, details of which are as follows :

Type	Number of Registered Shares	
	2007	2006
Ordinary shares	3,998,345,000	3,998,345,000
Class A preferred shares	655,000	655,000
Class B preferred shares	1,000,000	1,000,000
Total	4,000,000,000	4,000,000,000

- The allocation of ordinary shares and preferred shares are in accordance with the resolutions of the 12th ordinary shareholders' meeting convened on April 12, 2005, as per the following details :

  1. Allocation of 1,339,502,106 ordinary shares as follows :

     1.1) Allocation of 459,502,106 ordinary shares for offer and sale to the general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders and the beneficial owners of the ordinary shares in proportion to their shareholdings.

2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS).

3. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank.

4. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank.

5. Allocation of 655,000 Class A preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds.

6. Allocation of 1,000,000 Class B preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The offer and sale of the Bank's securities shall comply with the regulations prescribed by the Securities and Exchange Commission.

5.18 Capital fund as at December 31, 2007 and 2006 are as follows :

		Million Baht
	2007	2006
Tier 1 capital		
Issued and paid-up share capital and premium on share capital	75,434.6	75,434.6
Legal reserve	12,000.0	11,000.0
Other reserves	36,500.0	26,500.0
Retained earnings after appropriation	4,005.7	2,958.3
Others	(1,463.9)	(1,341.4)
	126,476.4	114,551.5
Tier 2 capital		
Unrealized increment per land appraisal	6,937.4	6,937.4
Unrealized increment per premises and condominiums appraisal	3,071.4	3,511.4
Provision for assets classified as normal	4,167.3	4,600.2
Unrealized gain (net) on revaluation of available-for-sale equity securities	3,977.7	2,726.2
Long-term subordinated debt instruments		
Unsecured subordinated notes	8,932.2	9,811.4
	27,086.0	27,586.6
Total	153,562.4	142,138.1

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at December 31, 2007 and 2006, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	2007	2006
Total capital	14.5	14.5
Tier 1 capital	12.0	11.7
Tier 2 capital	2.5	2.8

5.19 The establishment of Special Purpose Vehicle to issue capital securities

On April 21, 1998, the shareholders passed a resolution for the Bank to establish Special Purpose Vehicle (SPV) to issue capital securities in the amount not exceeding USD 1,000 million or its equivalent in other currencies, to be offered in private placement and/or to institutional investors in accordance with the rules and guidelines of the Securities and Exchange Commission. The Bank may issue capital securities in whole amount or in lots. The Board of Directors was authorized to proceed with the establishment of the SPV.

Such capital securities may be perpetual, non-cumulative, and redeemable by the SPV or may be guaranteed by the Bank. The terms and conditions in the offering of the capital securities may state that upon specific conditions, the Bank must or may issue other securities in exchange for the capital securities.

Upon the issuance of capital securities by the SPV, the Bank may issue securities which may be subordinated; secured; convertible into ordinary shares or other securities of the Bank; or any other securities in the amount not exceeding USD 1,100 million or its equivalent in other currencies to the SPV. The Board of Directors has been authorized to proceed with the issuance of the capital securities by the SPV and those securities that the Bank may have to issue to the SPV. The terms and conditions of the offering of the capital securities by the SPV may include dividend payment or other kind of payment as determined by the Board of Directors and such payment may be related to payment of dividend or other payment on other securities of the Bank.

On March 18, 1999, the shareholders passed a resolution for the Bank to establish or to invest in a subsidiary or SPV for the purpose of raising fund of the Bank, by issuing preferred shares and/or bonds to the subsidiary or SPV, or the Bank may issue the preferred shares and/or bonds to a mutual fund or a juristic entity that is established for investing mainly in the Bank's preferred shares and/or bonds; and the Bank is authorized to enter into Trust Agreement or Master Investment Agreement between the Bank and the subsidiary or SPV or mutual fund or any other juristic entity.

5.20 Legal reserve and other reserves

5.20.1 Under the Public Limited Companies Act, the Bank is required to allocate to a reserve fund at least 5% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 10% of the registered capital. However, the Bank's Articles of Association require that the Bank shall allocate to the reserve fund at least 10% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 25% of the registered capital.

5.20.2 The Bank appropriated annual profit as other reserves, which is treated as general reserve with no specific purpose.

5.21 The appropriation of the profit and the dividends payment

On April 12, 2006, the meeting of the ordinary shareholders No. 13 approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2005 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 4,500.0 million and Baht 13,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2005 amounting to Baht 4,000.0 million and Baht 6,500.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2005) and the amount to be appropriated for the period of July - December 2005 amounting to Baht 500.0 million and Baht 6,500.0 million, respectively.
- The payment of dividend at the rate of Baht 2.00 per ordinary share, totaling Baht 3,817.6 million, a part of which had been paid as interim dividend at the rate of Baht 0.75 per share on September 23, 2005, and the remaining amount to be paid on May 11, 2006 at the rate of Baht 1.25 per share.

- The net profit remaining after the appropriation of profit is Baht 282.2 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 2,386.1 million on May 11, 2006.

On August 24, 2006, the meeting of the Board of Directors of the Bank No. 9/2006 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 22, 2006.

- The net profit remaining after the appropriation of profit is Baht 2,958.3 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 22, 2006.

On April 12, 2007, the meeting of the ordinary shareholders No. 14 approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2006 as follows :

- The appropriation as legal reserves and as other reserves amounting to Baht 1,000.0 million and Baht 10,000.0 million, respectively, with the amount to be appropriated for the period of January - June 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively (which had already been appropriated as per the financial statements for the year ended December 31, 2006) and the amount to be appropriated for the period of July - December 2006 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.

- The payment of dividend at the rate of Baht 2.75 per ordinary share, totaling Baht 5,249.3 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share on September 22, 2006, and the remaining amount to be paid on May 11, 2007 at the rate of Baht 1.75 per share.

- The net profit remaining after the appropriation of profit is Baht 2,853.3 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,340.5 million on May 11, 2007.

On August 27, 2007, the meeting of the Board of Directors of the Bank No. 9/2007 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserves and as other reserves for the period of January - June 2007 amounting to Baht 500.0 million and Baht 5,000.0 million, respectively.
- The payment of interim dividend at the rate of Baht 1.00 per ordinary share on September 27, 2007.
- The net profit remaining after the appropriation of profit is Baht 4,005.7 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,908.8 million on September 27, 2007.

5.22 Commitments

As at December 31, 2007 and 2006, the Bank had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2007			2006		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,260.3	173.1	2,433.4	2,263.7	329.1	2,592.8
Guarantees of loans	338.2	3,148.6	3,486.8	509.2	6,005.9	6,515.1
Underwriting commitments	-	-	-	-	-	-
Other guarantees	81,017.9	19,933.1	100,951.0	71,102.9	12,759.1	83,862.0
Liability under unmatured import bills	1,334.7	10,166.9	11,501.6	561.2	9,563.9	10,125.1
Letters of credit	1,095.1	34,670.4	35,765.5	663.6	29,870.2	30,533.8
Foreign exchange agreements						
Bought	8,560.4	287,070.6	295,631.0	11,051.8	193,092.7	204,144.5
Sold	7,735.6	442,035.8	449,771.4	10,051.7	301,619.2	311,670.9
Interest rate agreements						
Bought	1,800.0	-	1,800.0	-	378.5	378.5
Sold	1,800.0	-	1,800.0	-	-	-
Credit derivatives	-	1,688.4	1,688.4	-	-	-
Amount of unused bank overdraft	127,245.6	3,010.0	130,255.6	120,350.2	2,765.8	123,116.0
Others	435.0	1,132.1	1,567.1	2,427.0	12,338.3	14,765.3
Total	233,622.8	803,029.0	1,036,651.8	218,981.3	568,722.7	787,704.0

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
		2007			2006	
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,260.3	173.1	2,433.4	2,263.7	329.1	2,592.8
Guarantees of loans	338.2	3,148.6	3,486.8	479.2	5,997.2	6,476.4
Underwriting commitments	-	-	-	-	-	-
Other guarantees	80,987.6	18,912.5	99,900.1	71,102.9	12,173.2	83,276.1
Liability under unmatured import bills	1,334.7	9,986.7	11,321.4	561.2	9,450.2	10,011.4
Letters of credit	1,095.1	34,283.9	35,379.0	663.6	29,509.3	30,172.9
Foreign exchange agreements						
Bought	8,560.4	286,100.6	294,661.0	11,051.8	192,599.4	203,651.2
Sold	7,735.6	441,345.4	449,081.0	10,051.7	301,184.3	311,236.0
Interest rate agreements						
Bought	1,800.0	-	1,800.0	-	378.5	378.5
Sold	1,800.0	-	1,800.0	-	-	-
Credit derivatives	-	1,688.4	1,688.4	-	-	-
Amount of unused bank overdraft	127,245.6	1,984.6	129,230.2	120,350.2	1,835.9	122,186.1
Others	435.0	1,132.1	1,567.1	2,427.0	12,333.3	14,765.3
Total	233,592.5	798,755.9	1,032,348.4	218,951.3	565,795.4	784,746.7

5.23 Assets pledged as collateral and under restriction

The Bank had investments in government securities and state enterprise securities which have been pledged as collateral for commitments with government agencies and the Bank of Thailand. The book value of such securities, net of valuation allowances for impairment, as at December 31, 2007 and 2006 amounted to Baht 41,690.3 million and Baht 90,759.1 million, respectively.

The Bank had investments in equity securities acquired through debt restructuring which have restrictions on sale, transfer, pledge and/or other commitments. The book value of such securities, net of valuation allowances for impairment, as at December 31, 2007 and 2006 amounted to Baht 13.6 million and Baht 1,649.7 million, respectively.

5.24 Litigation

As at December 31, 2007 and 2006, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

5.25 Related party transactions

As at December 31, 2007 and 2006, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher including close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher,

together had 10% or more combined beneficial ownership; and those entities in which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those related companies as indicated in the BOT's report.

As at December 31, 2007 and 2006, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	2007		
	CONSOLIDATED FINANCIAL STATEMENTS	SEPARATE FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	15,501.6	15,501.6	March 6, 2006 - December 31, 2025
Average month end balance	16,024.5	16,024.5	
Commitments			
Ending balance	1,873.1	1,873.1	March 21, 2006 - October 2, 2020
Average month end balance	2,340.2	2,340.2	
Other related parties			
Loans			
Ending balance	22,337.0	28,717.4	May 17, 2006 - November 17, 2025
Average month end balance	22,738.8	29,219.2	
Commitments			
Ending balance	7,370.6	7,374.4	October 29, 2007- January 27, 2011
Average month end balance	8,522.4	8,525.2	

Million Baht

	2006		
	CONSOLIDATED FINANCIAL STATEMENTS	SEPARATE FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	20,567.2	20,567.2	October 30, 1999 - December 31, 2025
Average month end balance	21,748.5	21,748.5	
Commitments			
Ending balance	2,194.4	2,194.4	April 30, 2006 - October 2, 2020
Average month end balance	1,911.6	1,911.6	
Other related parties			
Loans			
Ending balance	16,869.3	23,549.7	May 17, 2006 - November 17, 2025
Average month end balance	18,305.0	25,835.2	
Commitments			
Ending balance	5,830.5	5,839.2	August 22, 2006 - January 27, 2011
Average month end balance	3,137.4	3,140.5	

For the year ended December 31, 2007, the Bank charged interest at rates between 1.0% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 1.0% to 14.0%, on money market loans between 3.55% to 4.85%, on default loans at 15.0% and on other loans between 2.0% to 11.5%.

For the year ended December 31, 2006, the Bank charged interest at rates between 0.75% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 0.75% to 12.5%, on money market loans between 5.67% to 6.5%, on default loans at 15.0% and on other loans between 2.0% to 12.5%.

As at December 31, 2007 and 2006, the Bank had allowance for doubtful accounts of loans to related parties amounting to 5,849.7 million and Baht 6,591.0 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and the separate financial statements, investments in subsidiaries and associated companies as at December 31, 2007 and 2006 are shown in Note 5.4.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the separate financial statements, loans to and commitments between the Bank and subsidiary and associated companies, consisted of the following as at December 31, 2007 and 2006 :

LOANS

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd	-	-	6,380.4	6,680.5
Associated companies				
BSL Leasing Co., Ltd.	1,970.0	1,591.7	1,970.0	1,591.7
Thai Filament Finishing Co., Ltd.	166.3	166.3	166.3	166.3
Thai Polymer Textile Co., Ltd.	334.2	1,565.8	334.2	1,565.8
Thai Taffeta Textile Co., Ltd.	105.3	105.3	105.3	105.3

COMMITMENTS

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006
Subsidiaries				
Bangkok Bank Berhad	-	-	2.3	1.6
Bualuang Securities PCL.	-	-	1.5	7.1
BBL Asset Management Co., Ltd.	-	-	0.0	0.0
Associated companies				
BSL Leasing Co., Ltd.	33.9	44.9	33.9	44.9
National ITMX Co., Ltd.*	-	0.4	-	0.4
Thai Filament Finishing Co., Ltd.	19.6	24.7	19.6	24.7
Thai Polymer Textile Co., Ltd.	5.5	10.1	5.5	10.1
Thai Taffeta Textile Co., Ltd.	3.6	22.3	3.6	22.3

In the consolidated and the separate financial statements as at December 31, 2007 and 2006, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following :

LOANS

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006
ACL Bank PCL.	27.6	-	27.6	-
Asia Cement PCL.	5.7	-	5.7	-
Bangkok Mitsubishi UFJ Lease Co., Ltd.**	701.0	700.0	701.0	700.0
Thana Thep Printing Co., Ltd.	55.0	3.5	55.0	3.5
Toyota Leasing (Thailand) Co., Ltd.	4,500.0	1,765.0	4,500.0	1,765.0

* As at December 31, 2006, National ITMX Co., Ltd. became other related company.

** Renamed from Bangkok Central Leasing Co., Ltd.

COMMITMENTS

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006
ACL Bank PCL.	0.3	0.7	0.3	0.7
Asia Cement PCL.	436.9	435.3	436.9	435.3
Asia Lamp Industry Co., Ltd.	6.7	6.5	6.7	6.5
Aspac Co.,Ltd.	1.7	-	1.7	-
Bangkok Mitsubishi UFJ Lease Co., Ltd.*	114.0	134.9	114.0	134.9
Thana Thep Printing Co., Ltd.	1.1	0.8	1.1	0.8

As at December 31, 2007 and 2006, the Bank had deposits from related parties as follows :

		Million Baht
	2007	2006
Subsidiaries		
BBL (Cayman) Limited	655.2	0.0
Bangkok Bank Berhad	18.1	29.9
Sinnsuptawee Asset Management Co., Ltd.	357.1	489.9
BBL Asset Management Co., Ltd.	6.3	30.8
Bualuang Securities PCL.	39.6	37.3
Associated companies		
BSL Leasing Co., Ltd.	27.0	0.9
National ITMX Co., Ltd.**	4.2	-
PCC Capital Co., Ltd.	67.4	-
Processing Center Co., Ltd.	52.8	48.6
WTA (Thailand) Co., Ltd.	0.0	0.0
Thai Digital ID Co., Ltd.	30.2	-
Thai Filament Finishing Co., Ltd.	33.0	12.6
Thai Polymer Textile Co., Ltd.	23.1	27.2
Thai Taffeta Textile Co., Ltd.	10.3	6.6
Related restructured debtors	2,352.0	2,628.3
Other related parties	6,867.8	5,147.1

* Renamed from Bangkok Central Leasing Co., Ltd.

** As at December 31, 2006, National ITMX Co., Ltd. became other related company.

As at December 31, 2007 and 2006, the Bank had assets, liabilities and commitments with related parties, and changes thereto, which can be summarized as follows :

	2007	2006	Million Baht Change Increase (Decrease)
PLACEMENT			
Subsidiaries	475.3	295.0	180.3
LOANS			
Subsidiaries	6,380.4	6,680.5	(300.1)
Associated companies	2,575.8	3,429.1	(853.3)
Related restructured debtors	15,501.6	18,729.9	(3,228.3)
Other related parties	19,761.2	15,277.5	4,483.7
Total	44,219.0	44,117.0	102.0
DEPOSITS			
Subsidiaries	1,076.3	587.9	488.4
Associated companies	248.0	95.9	152.1
Related restructured debtors	2,352.0	2,628.3	(276.3)
Other related parties	6,867.8	5,147.1	1,720.7
Total	10,544.1	8,459.2	2,084.9
BORROWINGS			
Subsidiaries	838.1	219.8	618.3
Related restructured debtors	-	59.3	(59.3)
Total	838.1	279.1	559.0
OTHER LIABILITIES			
Subsidiaries (Note 5.4)	1,591.0	1,591.0	-
COMMITMENTS			
Subsidiaries	3.8	8.7	(4.9)
Associated companies	62.6	102.4	(39.8)
Related restructured debtors	1,873.1	2,137.4	(264.3)
Other related parties	7,308.0	5,785.1	1,522.9
Total	9,247.5	8,033.6	1,213.9

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

As at December 31, 2007 and 2006, material accrued income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006
Subsidiaries				
Accrued interest receivable	-	-	17.4	24.8
Fees receivable	-	-	48.5	21.3
Accrued interest payable	-	-	6.6	1.8
Associated companies				
Accrued interest receivable	4.8	4.6	4.8	4.6
Accrued interest payable	1.1	1.2	1.1	1.2
Other related parties				
Accrued interest receivable	127.3	69.0	127.3	69.0
Accrued interest payable	51.9	72.8	51.9	72.8

For the years ended December 31, 2007 and 2006, material income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,		SEPARATE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31,	
	2007	2006	2007	2006
Subsidiaries				
Interest and discount received	-	-	417.8	389.8
Fees and service income	-	-	293.2	215.1
Dividend income	-	-	119.0	60.7
Other income	-	-	1.0	0.6
Interest paid	-	-	74.0	31.6
Other expenses	-	-	5.2	2.3
Associated companies				
Interest and discount received	222.4	117.2	222.4	117.2
Fees and service income	3.2	1.5	3.2	1.5
Dividend income	6.7	94.2	6.7	94.2
Other income	0.1	0.0	0.1	0.0
Interest paid	5.2	1.6	5.2	1.6
Other expenses	106.0	93.9	106.0	93.9
Other related parties				
Interest and discount received	2,111.5	1,974.1	2,111.5	1,974.1
Fees and service income	37.9	44.1	37.9	44.1
Interest paid	199.2	115.9	199.2	115.9
Other expenses	501.6	388.3	501.6	388.3

For the year ended December 31, 2006, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 231.0 million for Baht 223.4 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 7.6 million, there was no gain or loss to the Bank from these sale transactions. No such transactions were entered into in the year ended December 31, 2007.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the regulation of the Asset Management Company (AMC), dated November 27, 2000, which required the Bank to disclose the statements of cash flows of the AMC of the Bank in the notes to the financial statements, the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

		Million Baht
	2007	**2006**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	(124.0)	689.6
Items to reconcile net income (loss) to cash received (paid) from operating activities		
Depreciation	0.4	0.5
Net income from disposal of securities for investment	-	(1,309.1)
Gain on disposal of equipment	(0.2)	-
Loss on impairment of properties foreclosed	28.1	160.4
Loss from operations before changes in operating assets and liabilities	(95.7)	(458.6)
Operating assets (increase) decrease		
Notes receivable	0.2	(0.2)
Receivables from rental of properties	0.2	(0.3)
Properties foreclosed	281.5	(119.2)
Accrued interest receivable	0.4	(0.1)
Prepaid expenses	0.0	(0.0)
Advance payment for properties foreclosed	-	(1.4)
Deposits	(0.0)	(0.4)
Advance payment	0.0	0.0
Withholding tax	(2.7)	4.8
Other assets	(0.0)	-
Operating liabilities increase (decrease)		
Accrued expenses	0.7	2.5
Corporate tax payable	(27.1)	23.2
Deposits	10.2	65.0
Rental deposit for properties foreclosed	13.0	241.2
Deposit for properties foreclosed rental	(0.0)	6.9
Other liabilities	(1.1)	1.0
Net cash provide by (used in) operating activities	179.6	(235.6)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of available-for-sale securities	-	3,041.1
Proceeds from disposal of assets	0.2	-
Purchase of equipment	(1.6)	(0.1)
Net cash provide by (used in) investing activities	(1.4)	3,041.0
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash received from loan from the parent company	-	130.0
Cash paid for loan from the parent company	(300.0)	(2,712.5)
Net cash used in financing activities	(300.0)	(2,582.5)
Net increase (decrease) in cash and cash equivalent items	(121.8)	222.9
Cash and cash equivalent items as at January 1,	466.0	243.1
Cash and cash equivalent items as at December 31,	344.2	466.0

5.26 Other benefits to directors and executives

The Bank has not extended extraordinary monetary and/or non-monetary benefits to the directors and executives from the level and inclusive of department manager upwards, except for ordinary benefit to the directors and executives.

5.27 Long-term leases

Long-term leases consisted of the following as at December 31, 2007 and 2006 :

Million Baht

		REMAINING RENTAL EXPENSES			
		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		2007	2006	2007	2006
Type of lease	**Period**				
Land and/or premises	2007	-	115.0	-	114.7
Land and/or premises	2008 - 2017	401.6	324.0	400.4	324.0
Land and/or premises	2018 - 2027	34.1	20.5	34.1	20.5
Land and/or premises	2028 - 2037	3.2	0.2	3.2	0.2
Total		438.9	459.7	437.7	459.4

5.28 The financial position and the results of operation by domestic and foreign operations

5.28.1 The financial position as at December 31, 2007 and 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	2007			2006		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,243,683.4	349,252.5	1,592,935.9	1,209,152.6	284,445.9	1,493,598.5
Interbank and money market items	13,356.5	164,008.4	177,364.9	16,566.4	138,995.8	155,562.2
Investments	306,036.0	5,964.8	312,000.8	287,755.6	3,297.1	291,052.7
Loans	860,439.4	181,634.8	1,042,074.2	818,838.5	143,231.8	962,070.3
LIABILITIES						
Deposits	1,174,878.5	102,492.8	1,277,371.3	1,133,565.1	94,886.3	1,228,451.4
Interbank and money market items	20,859.7	43,296.7	64,156.4	19,693.5	29,817.7	49,511.2
Borrowings	33,661.7	9,053.7	42,715.4	1,060.5	25,891.8	26,952.3
CONTINGENCIES	872,670.2	163,981.6	1,036,651.8	631,254.2	156,449.8	787,704.0

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	2007			2006		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,242,603.7	330,174.0	1,572,777.7	1,207,350.2	277,000.8	1,484,351.0
Interbank and money market items	12,282.3	153,761.3	166,043.6	15,761.0	137,651.6	153,412.6
Investments	308,368.4	7,972.2	316,340.6	288,892.8	5,987.0	294,879.8
Loans	864,835.6	170,555.4	1,035,391.0	823,975.3	134,410.8	958,386.1
LIABILITIES						
Deposits	1,175,241.8	91,826.6	1,267,068.4	1,134,047.8	87,685.2	1,221,733.0
Interbank and money market items	20,900.2	37,207.1	58,107.3	19,384.7	29,686.6	49,071.3
Borrowings	33,661.6	8,393.1	42,054.7	1,060.5	25,891.8	26,952.3
CONTINGENCIES	872,671.8	159,676.6	1,032,348.4	631,254.2	153,492.5	784,746.7

5.28.2 The results of operations for the years ended December 31, 2007 and 2006 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS 2007

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	71,454.2	18,139.9	(9,343.1)	80,251.0
Interest expenses	(28,408.4)	(14,172.3)	9,343.1	(33,237.6)
Net interest income	43,045.8	3,967.6	-	47,013.4
Non-interest income	21,287.2	1,868.9	-	23,156.1
Non-interest expenses	(36,698.8)	(4,913.0)	-	(41,611.8)
Income before income tax	27,634.2	923.5	-	28,557.7

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS 2006

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	68,618.2	17,521.7	(9,005.6)	77,134.3
Interest expenses	(28,258.8)	(13,420.4)	9,005.6	(32,673.6)
Net interest income	40,359.4	4,101.3	-	44,460.7
Non-interest income	24,630.4	1,775.9	(0.1)	26,406.2
Non-interest expenses	(42,964.2)	(4,711.6)	0.1	(47,675.7)
Income before income tax	22,025.6	1,165.6	-	23,191.2

Million Baht

SEPARATE FINANCIAL STATEMENTS 2007

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	71,685.6	17,297.7	(9,264.5)	79,718.8
Interest expenses	(28,421.9)	(13,727.2)	9,264.5	(32,884.6)
Net interest income	43,263.7	3,570.5	-	46,834.2
Non-interest income	20,039.1	1,755.6	-	21,794.7
Non-interest expenses	(35,914.3)	(4,495.8)	-	(40,410.1)
Income before income tax	27,388.5	830.3	-	28,218.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS 2006			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	68,972.3	16,944.1	(8,991.4)	76,925.0
Interest expenses	(28,279.2)	(13,206.3)	8,991.4	(32,494.1)
Net interest income	40,693.1	3,737.8	-	44,430.9
Non-interest income	22,208.9	1,679.2	(0.1)	23,888.0
Non-interest expenses	(42,074.0)	(4,474.9)	0.1	(46,548.8)
Income before income tax	20,828.0	942.1	-	21,770.1

The basis for the determination of income and expenses charge between the branches and head office, and between the branches, is established by head office, and approximates the funding cost.

5.29 Disclosure of financial instruments

A financial instruments is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise at the same time.

5.29.1 Interest rate risk

Interest rate risk in the financial statements arises from the potential change in interest rates which may have an adverse effect on the net interest earnings of the Bank in the current reporting period, and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities.

The Bank uses various derivative transactions to manage its assets and liabilities position in order to manage interest rate exposure.

The following table presents the Bank's on-balance-sheet financial assets and financial liabilities repricing profile, period to earlier of contractual repricing date or maturity, as at December 31, 2007 and 2006 :

Million Baht

	2007							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	Non - interest bearing	Non - accrual Loans	Total
Financial Assets								
Interbank and money market items*	56,501.7	41,102.4	52,784.3	644.5	-	15,041.2**	-	166,074.1
Investment in securities and securities purchased under resale agreements	14,149.9	24,017.0	131,295.8	98,099.4	21,176.8	37,801.7	-	326,540.6
Loans	620,807.4	147,565.0	117,784.2	55,890.7	10,494.4	8,795.3	74,054.0	1,035,391.0
Financial Liabilities								
Deposits	680,418.9	415,018.0	113,178.2	4,216.2	-	54,237.1	-	1,267,068.4
Interbank and money market items	22,907.6	15,980.5	11,959.9	933.0	-	6,326.3	-	58,107.3
Liabilities payable on demand	5,589.6	-	-	-	-	-	-	5,589.6
Borrowings	3,357.6	15,703.1	14,350.9	182.4	8,460.7	-	-	42,054.7

* Excluding allowance for doubtful accounts amounting to Baht 30.5 million.

** Including accrued interest receivables.

Million Baht

	2006							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	Non-interest bearing	Non-accrual Loans	Total
Financial Assets								
Interbank and money market items*	60,937.3	29,665.4	46,945.6	843.1	-	15,042.2**	-	153,433.6
Investment in securities and securities purchased under resale agreements	42,515.2	20,388.9	86,348.5	132,985.2	11,280.1	33,361.9	-	326,879.8
Loans***	532,856.3	131,357.8	114,251.5	67,420.8	11,921.4	17,203.9	83,374.4	958,386.1
Financial Liabilities								
Deposits	605,430.8	445,138.7	109,109.2	10,233.6	0.1	51,820.6	-	1,221,733.0
Interbank and money market items	15,653.7	20,835.8	7,400.3	-	-	5,181.5	-	49,071.3
Liabilities payable on demand	6,180.0	-	-	-	-	-	-	6,180.0
Borrowings	-	9,496.3	7,862.7	151.2	9,442.0	-	-	26,952.2

Most of the Bank's financial assets pay interest at floating rates such as Minimum Lending Rate (MLR), Minimum Overdraft Rate (MOR) and Minimum Retail Rate (MRR).

Basic information concerning fixed versus floating rate of domestic loans as at December 31, 2007 and 2006 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2007	2006	2007	2006
Fixed interest rate	315,220.5	285,358.2	315,220.5	285,358.2
Floating interest rate	551,599.3	539,227.3	549,615.1	538,617.1
Total	866,819.8	824,585.5	864,835.6	823,975.3

* Excluding allowance for doubtful accounts amounting to Baht 21.0 million.

** Including accrued interest receivables.

*** Excluding allowance for doubtful accounts and accrued interest receivable. The presentation as at December 31, 2006, which is presented for the purpose of comparison, has been modified from previous presentations to be more appropriate.

5.29.2 The Bank follows the prudent asset and liability management policy in managing its foreign currencies. Specifically, the Bank funds its foreign currency assets by using the same currency offshore borrowings. In the event that the assets are funded by borrowings in other currencies, the Bank will use currency swaps so that the exchange risks can be properly hedged. Under this policy, the Bank strictly complies with the BOT's rules and regulations.

5.29.3 Concentration of credit risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Bank. The Bank has established the credit policy of evaluating creditworthiness of its customers and requesting for sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

In the case of recognized financial assets, the carrying amount of the assets recorded in the balance sheets, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

With respect to significant geographical concentration of credit risk, since a vast majority of the Bank's businesses are conducted domestically, no additional disclosure as to concentration of credit risk from recognized financial assets is necessary.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due. For the forward foreign exchange contracts, approximately half of the total exposure as at December 31, 2007 and four-fifth of the total exposure as at December 31, 2006 were to domestic banks and banks in Organization for Economic Co-operation and Development (OECD) countries while the rest was to banks in non OECD countries or customers from transactions undertaken to meet their risk management needs. Average tenor for forward foreign exchange contracts as at December 31, 2007 and 2006 were approximately six months and five months, respectively, almost all contracts were under one year tenor. For the currency swaps and the interest rate swaps, all exposures as at December 31, 2007 were to non-financial institutions customers and as at December 31, 2006 were to financial institutions.

The following table shows the credit risk of the Bank's derivative financial instruments as at December 31, 2007 and 2006 :

		Million Baht
	2007	**2006**
Forward foreign exchange contracts	2,226.7	7,368.1
Currency swaps	17.3	1.2
Interest rate swaps	2.3	-
Total	2,246.3	7,369.3

5.29.4 Earning financial assets and interest-bearing financial liabilities

The following table presents the Bank's average balance of earning financial assets and interest-bearing financial liabilities, interest income/expense and dividend income and average interest and dividend rates for the years ended December 31, 2007 and 2006 :

Million Baht

	2007		
	Average Balance	Interest Income / Expense and Dividend Income	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	187,507.7	8,350.3	4.5%
Investments, net	318,141.8	13,001.5	4.1%
Loans	980,035.6	58,367.0	6.0%
Total	1,485,685.1	79,718.8	
Interest-bearing Financial Liabilities			
Deposits	1,254,403.3	29,021.7	2.3%
Interbank and money market items and securities sold under repurchase agreements	53,628.7	1,832.5	3.4%
Borrowings and subordinated bonds	19,489.9	2,030.4	10.4%
Total	1,327,521.9	32,884.6	

Million Baht

	Average Balance	2006 Interest Income / Expense and Dividend Income	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	175,774.2	7,959.2	4.5%
Investments, net	296,195.8	13,421.5	4.5%
Loans	942,686.4	55,544.3	5.9%
Total	1,414,656.4	76,925.0	
Interest-bearing Financial Liabilities			
Deposits	1,201,300.3	27,833.4	2.3%
Interbank and money market items and securities sold under repurchase agreements	48,182.9	1,539.9	3.2%
Borrowings and subordinated bonds	20,855.8	3,120.8	15.0%
Total	1,270,339.0	32,494.1	

5.29.5 Maturity profile of assets and liabilities

The following table presents the Bank's maturity profile of on-balance-sheet financial assets and financial liabilities as at December 31, 2007 and 2006 :

Million Baht

	2007					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items*	165,091.9	982.2	-	-	-	166,074.1
Investments and securities purchased under resale agreements	150,417.5	115,356.4	22,965.0	37,801.7	-	326,540.6
Loans**	545,788.6	292,642.8	122,905.6	-	74,054.0	1,035,391.0
Deposits	1,262,852.2	4,216.2	-	-	-	1,267,068.4
Interbank and money market items	57,174.3	933.0	-	-	-	58,107.3
Liabilities payable on demand	5,589.6	-	-	-	-	5,589.6
Borrowings	33,411.6	182.4	8,460.7	-	-	42,054.7

* Excluding allowance for doubtful accounts amounting to Baht 30.5 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

Million Baht

	2006					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items*	152,230.1	1,203.5	-	-	-	153,433.6
Investments and securities purchased under resale agreements	147,732.8	134,474.2	11,310.9	33,361.9	-	326,879.8
Loans**	513,196.5	251,127.5	110,687.7	-	83,374.4	958,386.1
Deposits	1,211,499.3	10,233.6	0.1	-	-	1,221,733.0
Interbank and money market items	49,071.3	-	-	-	-	49,071.3
Liabilities payable on demand	6,180.0	-	-	-	-	6,180.0
Borrowings	17,359.0	151.2	9,442.0	-	-	26,952.2

5.29.6 Derivative financial instruments

The Bank uses derivative financial instruments to hedge its balance sheets, to serve the needs of its customers, and for trading purposes. Derivatives used include currency swaps, interest rate swaps, and forward foreign exchange contracts. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments but the amounts potentially subject to credit risk are much smaller.

Forward foreign exchange contracts

Forward foreign exchange contracts are contracts that effectively fix a future foreign exchange rate. The contract provides that, at a predetermined future date, a cash delivery will be made between the parties at a specified contracted rate. The Bank uses forward foreign exchange contracts as part of its asset/liability management and to satisfy the customers' foreign exchange risk management needs.

Interest rate swaps and currency swaps

Interest rate swaps are contracts which involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Currency swaps are contracts which involve the exchange of interest in two different currencies, the majority of the contracts also involve the exchange of underlying principal amounts in two different currencies. Though the Bank uses swaps mainly as part of its asset/liability management, the Bank also acts as an intermediary in arranging swap transactions for customers. The Bank typically becomes a principal in the exchange of payments between the two parties and, therefore, may be exposed to a loss should one of the parties default. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate and foreign exchange risks inherent in

* Excluding allowance for doubtful accounts amounting to Baht 21.0 million.

** Excluding allowance for doubtful accounts and accrued interest receivable. The presentation as at December 31, 2006, which is presented for the purpose of comparison, has been modified from previous presentations to be more appropriate.

intermediated swaps by entering into offsetting swap position that essentially counterbalance each other.

Credit derivatives

Credit derivatives are agreements to buy/sell guarantees of credit risks relating to the ability to repay the underlying assets. Such agreements may be in the form of embedded derivatives or derivatives.

The following is a summary of the notional amounts and the fair value of the Bank's derivative financial instruments as at December 31, 2007 and 2006 :

				Million Baht
		2007		
		Notional Amount		**Fair Value**
	Up to 1 Year	**Over 1 Year**	**Total**	
Forward foreign exchange contracts	740,630.0	1,606.7	742,236.7	444.1
Currency swaps	986.5	518.8	1,505.3	11.6
Interest rate swaps	-	3,600.0	3,600.0	0.3
Credit derivatives	-	1,688.4	1,688.4	(698.6)

				Million Baht
		2006		
		Notional Amount		**Fair Value**
	Up to 1 Year	**Over 1 Year**	**Total**	
Forward foreign exchange contracts	513,738.4	71.4	513,809.8	1,643.7
Currency swaps	-	1,077.5	1,077.5	1.2
Interest rate swaps	378.5	-	378.5	-

5.29.7 Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The Bank uses different methodologies for determining the fair value of financial instruments. The methodology used is dependent upon the characteristics of the financial instrument and the financial market in which it operates.

Financial instruments that have standard terms and conditions and are traded on an active and liquid market, such as investments in securities, have their fair value determined by the quoted market price. In other circumstances, the fair value is ordinarily derived from quoted market rates such as interest rates and foreign exchange rates, which are then subsequently incorporated into generally accepted pricing models, based on the discounted cash flow theory, to determine the fair value.

Although management uses its best judgment in estimating the fair values of financial instruments, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the use of different estimation

methodologies and/or market assumptions may have a significant effect on the estimated fair values.

The following table presents the Bank's carrying amount and estimated fair value of financial instruments as at December 31, 2007 and 2006 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	35,715.1	35,715.1	33,114.9	33,114.9
Interbank and money market items	177,364.9	177,364.9	155,562.2	155,562.2
Securities purchased under resale Agreements	10,200.0	10,200.0	32,000.0	32,000.0
Investments	312,000.8	325,340.6	291,052.7	302,309.7
Loans and accrued interest receivables, net	977,698.0	977,698.0	893,609.5	893,609.5
Customers' liabilities under acceptances	554.3	554.3	552.1	552.1
Financial Liabilities				
Deposits	1,277,371.3	1,277,371.3	1,228,451.4	1,228,451.4
Interbank and money market items	64,156.4	64,156.4	49,511.2	49,511.2
Liabilities payable on demand	5,703.0	5,703.0	6,209.0	6,209.0
Borrowings	42,715.4	50,982.2	26,952.3	38,480.0
Bank's liabilities under acceptances	554.3	554.3	552.1	552.1
Interest payable	9,497.5	9,497.5	12,382.8	12,382.8

Million Baht

	SEPARATE FINANCIAL STATEMENTS			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	35,655.3	35,655.3	33,071.9	33,071.9
Interbank and money market items	166,043.6	166,043.6	153,412.6	153,412.6
Securities purchased under resale agreements	10,200.0	10,200.0	32,000.0	32,000.0
Investments	316,340.6	329,615.3	294,879.8	306,080.0
Loans and accrued interest receivables, net	971,464.2	971,464.2	890,159.1	890,159.1
Customers' liabilities under acceptances	554.3	554.3	552.1	552.1
Financial Liabilities				
Deposits	1,267,068.4	1,267,068.4	1,221,733.0	1,221,733.0
Interbank and money market items	58,107.3	58,107.3	49,071.3	49,071.3
Liabilities payable on demand	5,589.6	5,589.6	6,180.0	6,180.0
Borrowings	42,054.7	50,321.5	26,952.3	38,480.0
Bank's liabilities under acceptances	554.3	554.3	552.1	552.1
Interest payable	9,413.3	9,413.3	12,333.9	12,333.9

The following methods and assumptions were used by the Bank in estimating the fair value of financial instruments as disclosed herein :

For cash, interbank and money market items (assets and liabilities), securities purchased under resale agreement, customers' liabilities under acceptances, deposits, liabilities payable on demand, interest payable, and Bank's liabilities under acceptances, the carrying amounts in the balance sheet approximate the fair value of the items.

For trading securities, available-for-sale securities, and held-to-maturity debt securities, the fair value is based on the market value. For non-marketable debt securities, the fair value is determined by the average bid yield from three reliable financial institutions.

General investment consists of non-marketable equity securities, for which the fair value is estimated based on the discounted cash flow method or the net book value amount; and listed securities acquired through debt restructuring with trading restrictions, for which the fair value is estimated based on the discounted cash flow method or the last bid price on SET on the day that the securities were transferred for debt repayment.

The fair value for loans and accrued interest receivables is based on the carrying value of the loans and accrued interest receivables, net of the allowance for doubtful accounts, as most of the loans are floating rate loans.

The fair value for borrowings and subordinated bonds cum preferred shares is based on the market value.

The fair value of forward foreign exchange rate contracts is based on the market value of instruments with similar characteristics and maturities. The fair value of interest rate swaps and cross currency swaps is estimated by using discounted models based on the current market yields and the maturity of similar instruments. The fair value of credit derivatives is based on the market value of the instrument if there is a quoted price in an active market or on the valuation made by a reliable institution if it is not traded in an active market.

Disclosures for the consolidated financial statements for financial instruments which occurred during the years ended December 31, 2007 and 2006 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

5.30 Approval of the financial statements

On February 26, 2008, the Audit Committee and the Board of Executive Directors have authorized for issue these financial statements.

Bangkok Bank

Ref : SSD./REG. 515/2008 February 29, 2008

Re : Resolutions of the Board of Directors

To : The President
The Stock Exchange of Thailand

Reference is made to the meeting of the Board of Directors (the "Board") of Bangkok Bank Public Company Limited (the "Bank") No. 3/2551 held on February 29, 2008, at which the Board had adopted the following resolutions:

1. Approved that the dividend payment for the operating results of the year 2007 be paid at the rate of Baht 3.00 per ordinary share, totaling Baht 5,726,528,682.00, a part of which had been paid as interim dividend at the rate of Baht 1.00 per ordinary share on September 27, 2007, and that the remaining amount be paid on May 9, 2008 at the rate of Baht 2.00 per ordinary share to the shareholders whose names appear on the date the share registration book is closed for the purpose of ascertaining entitlement to dividend which is April 25, 2007 at 12.00 hrs., and that this resolution be proposed to the shareholders' meeting for consideration.

2. Resolved to convene the 15th annual ordinary meeting of shareholders on April 11, 2008, starting at 15.00 hrs. at the Bank's auditorium, 30th floor, Bangkok Bank Building, 333 Silom Road, Silom Sub-district, Bangrak District, Bangkok, with the following agenda:

(1) To approve the minutes of the 14th annual ordinary meeting of shareholders held on April 12, 2007
Objective and reason: For the shareholders to approve the minutes collectively.
Board's recommendation: That the minutes be approved by the shareholders' meeting.

(2) To acknowledge the report on the results of operations for the year 2007 as presented in the annual report
Objective and reason: In order to comply with Article 35 of the Bank's Articles of Association which stipulates that the report of the Board concerning the Bank's operating performance during the preceding year together with opinions on the future business operation be acknowledged by the shareholders' meeting.
Board's recommendation: That the report on the results of operations for the year 2007, which provides details on the results of the Bank's operations and significant changes occurring during the year 2007, be acknowledged.

(3) To acknowledge the report of the Audit Committee
Objective and reason: To report to the shareholders on the performance of the Audit Committee during the year 2007.
Board's recommendation: That the report of the Audit Committee be acknowledged.

(4) To approve the balance sheet and the profit and loss statement for the year 2007

Objective and reason: In order to comply with Section 112 of the Public Limited Companies Act and Article 41 of the Articles of Association of the Bank, which stipulate that the Bank shall arrange for the preparation of the balance sheet and the profit and loss statement as of the last day of the accounting period of the Bank and submit them to the annual ordinary meeting of shareholders for approval.

Board's recommendation: That the balance sheet and the profit and loss statement as of December 31, 2007, presenting the financial status and operating results of the Bank during the year 2007, which were audited and certified by the auditors of Deloitte Touche Tohmatsu Jaiyos Audit Co., Ltd. and were considered by the Audit Committee, be approved.

(5) To approve the appropriation of profit and the payment of dividend for the year 2007

Objective and reason: In order to comply with Article 35 of the Bank's Articles of Association which stipulates that the appropriation of profit shall be considered and approved by the shareholders' meeting and Article 45 which stipulates that the Bank shall allocate to a reserve fund a portion of the annual net profit, which amount must not be less than ten percent of the annual net profit deducted by the accumulated losses brought forward (if any) until the reserve fund reaches an amount of not less than twenty five percent of the registered capital. The net profit of the Bank in 2007 amounted to Baht 19,101,367,507.14, and the accumulated profit to be appropriated in this year's annual ordinary meeting of shareholders amounted to Baht 20,984,723,306.89.

Board's recommendation: That the shareholders' meeting approve the appropriation of profit and the payment of dividend for the operating results of the year 2007 as follows:

1. to allocate as a legal reserve in the total amount of Baht 1,000,000,000.00, being the allocation for the period of January-June 2007 amounting to Baht 500,000,000.00 (which had already been made as per the financial statements for the period ended December 31, 2007) and for the period of July-December 2007 amounting to Baht 500,000,000.00.

2. to allocate as other reserves in the total amount of Baht 10,000,000,000.00, being the allocation for the period of January-June 2007 amounting to Baht 5,000,000,000.00 (which had already been made as per the financial statements for the period ended December 31, 2007) and for the period of July-December 2007 amounting to Baht 5,000,000,000.00.

3. to pay dividend for the operating results of the year 2007 at the rate of Baht 3.00 per ordinary share, totaling Baht 5,726,528,682.00 or about 29.40 percent of the annual net profit, a part of which had been paid as interim dividend at the rate of Baht 1.00 per ordinary share on September 27, 2007, and the remaining amount be paid on May 9, 2008 at the rate of Baht 2.00 per ordinary share to the shareholders whose names appear on the date the share registration book is closed for the purpose of ascertaining entitlement to dividend which is April 25, 2008 at 12.00 hrs. The profit to be allocated as dividend is the profit on which the Bank has paid income tax, and is allocated

from the portions of the profit which are subject to income tax from the highest rate progressively down to the lowest rate.

(6) To elect directors in place of those retiring by rotation
Objective and reason: In order to comply with Section 71 of the Public Limited Companies Act and Article 17 of the Articles of Association of the Bank, which stipulate that at every annual ordinary meeting of shareholders, one-third of the total number of the directors of the Company shall retire, 6 directors are due to retire by rotation in the annual ordinary meeting of shareholders for 2007, namely, Admiral Prachet Siridej, Mr. Kanung Luchai, Mr. Kovit Poshyananda, Mr. Vira Ramyarupa, Mr. Teera Aphaiwongse, and Mr. Charn Sophonpanich
Board's recommendation: The Nomination and Remuneration Committee has considered and selected qualified individuals to be proposed to be the Bank's directors in place of those retiring by rotation in accordance with the policy, criteria and methods prescribed and is of the opinion that the said 6 retiring directors possess suitable qualifications, with no disqualification pursuant to any relevant laws or regulations. The retiring directors have the knowledge, skills and expertise that will benefit the Bank's business and also possess high business ethics, vision and a positive attitude towards the Bank as well as the willingness to fully perform their assigned duties. The retiring directors' performances of their duties as the Bank's directors so far have been highly beneficial as reflected in the Bank's results of operation. Therefore, the Board recommends that all 6 directors retiring by rotation be re-elected to the Board.

(7) To acknowledge the directors' remuneration
Objective and reason: To report to the shareholders concerning the directors' remuneration which has been determined in line with the remuneration framework as proposed by the Nomination and Remuneration Committee.
Board's recommendation: That the directors' remuneration be acknowledged.

(8) To appoint the auditors and determine the remuneration
Objective and reason: In order to comply with Section 120 of the Public Limited Companies Act and Article 50 of the Articles of Association of the Bank, which stipulate that the annual ordinary meeting of shareholders each year shall appoint an auditor and determine the auditing fee to be paid by the Bank, and which also stipulate that the former auditor may be re-appointed with the condition that such individual shall not have been the auditor for the Bank for a successive period of more than 5 years.
Board's Recommendation: The Audit Committee has considered and evaluated the quality of the work of the auditor for the year 2007 and reviewed the suitability as well as assessed the independence and the qualifications of the said auditor according to the criteria established, and is of the opinion that Deloitte Touche Tohmatsu Jaiyos Audit Co., Ltd. is suitable to be appointed as the Bank's auditor. The Board therefore recommends that the shareholders' meeting appoint Mr. Niti Jungnitnirundr, certified public accountant registration no. 3809, and/or Mr. Suphamit Techamontrikul, certified public accountant registration no. 3356, and/or Mr. Permsak Jerajakwattana, certified public accountant registration no. 3427, all of Deloitte Touche Tohmatsu Jaiyos Audit Co., Ltd., as auditors of the Bank for the year 2008 with the

remuneration in the amount of Baht 12,546,000.00 which has been increased from the amount paid in the year 2007 by Baht 1,206,000.00 or 10.63% to be appropriate with the scope of work and the cost of operations.

(9) Other Business

3. Resolved that the share registration book be closed for the purpose of ascertaining the right to attend the annual ordinary meeting of shareholders as from 12.00 hrs. of March 24, 2008 until the meeting is closed.

Please be advised accordingly.

Yours faithfully,
Bangkok Bank Public Company Limited

Chartsiri Sophonpanich

(Mr. Chartsiri Sophonpanich)
President

END